

Omega
Project Holdings

Brief Report

For the fiscal half year ended at the 30th of September 2006
Consolidated and Non- Consolidated


06019272

Omega Project Holdings Co., Ltd.

Fiscal half year ended September the 30th 2006
Brief Report Concerning Account Closing (Consolidated)

24th of November 2006

Company Name: **Omega Project Holdings Co., Ltd.**

Registered Issue

Code No. 6819

Residential Prefecture of Headquarters: Tokyo

(URL http://www.omega.co.jp)
Location of Headquarters: Tokyo
Representative: Representative Director, Yoshiaki Kondo
Contact Person: Operating Officer, Management Planning Division, Yutaka Morohashi Tel.: +81-3-5216-6565
Date of fiscal year Board Meeting, the 24th of November 2006
Application of US- GAAP: not applied

1. Consolidated Results of the Fiscal Half Year ended at the 30th of September 2006 (From the 1st of April 2006 until the 30th of September 2006)

(1) Business Results (Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	Million Yen	%	Million Yen	%	Million Yen	%
September 2006	2,139	111.3	-95	-	-144	-
September 2005	1,012	43.6	335	-	291	-
March 2006	4,018	161.0	1,186	-	1,145	-

	Net Income		Net Interim profit per share		Fully Diluted Net Interim Income per Share	
	Million Yen	%	Yen	Sen	Yen	Sen
September 2006	-1,968	-	-25	91	-	-
September 2005	305	-	5	72	-	-
March 2006	571	-	10	12	9	86

(Note)
1. Investment Profit or Loess on the Equity Method:
September 2006 / -156 million yen; September 2005 / 25 million yen; March 2006 / 3 million yen
2. Average of Outstanding Shares:
September 2006 / 75,972,406 shares; September 2005 / 53,408,822 shares; March 2006 / 56,531,858 shares
3. Change of Accounting Method: None
4. Percentages of Sales, Operating Profit, Ordinary Profit and Net Interim Income present the ratio of increase/decrease in comparison to the previous fiscal year.

(2) Status of Consolidated Finances

	Total Assets	Shareholders` Equity	Ratio of Shareholders` Equity	Shareholders` Equity per Share	
	Million Yen	Million Yen	%	Yen	Sen
September 2006	13,126	10,524	77.0	131	30
September 2005	12,455	9,780	78.5	179	14
March 2006	11,676	10,843	92.9	157	61

(Note)
Average of Outstanding Shares at the end of year:
September 2006 / 76,945,289 shares; September 2005 / 54,597,800 shares; March 2006 / 68,796,113 shares

(3) Status of Consolidated Cash Flow (Figure less than one million JPY are disregarded)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and Cash Equivalents at the End of the Term
	Million Yen	Million Yen	Million Yen	Million Yen
September 2006	-1,771	-1,030	1,932	1,453
September 2005	-1,483	236	1,567	717
March 2006	248	-2,829	4,508	2,322

(4) Matters concerning the Scope of Consolidation and the Application of the Equity Method
Consolidated Companies: Five
Unconsolidated Subsidiary under the Equity Method: None
Affiliate under the Equity Method: Two

(5) Change in the Scope of Consolidation and the Application of the Equity Method
Consolidated: (NEW) Two (Excluded) One
Equity Method: (NEW) None (Excluded) One

2. Forecast of the Consolidated Results for the Fiscal year ending at the 31st of March 2007 (from the 1st of April 2006 until the 31st of March 2007)

	Sales	Ordinary Profit	Net Income
Interim per year	Million Yen 4,020	Million Yen 260	Million Yen -1,600

(Reference) Projected Net Income per Share (per year): 20 JPY 79 Sen

*The above recorded Forecasts of the Consolidated Results are based on the Information possible to obtain at present; nevertheless it contains some Uncertainties, so that the true Business Results may differ from the ones recorded above.

1. Status of our corporate group

We have developed our motion-picture and record related businesses, investment businesses, and other businesses at our company, our consolidated subsidiaries – Omega Project Co., Ltd, Saboten Park and Resort Inc., Naka-Izu Kougen Kaihatsu Co., Ltd., Basara Pictures Co., Ltd, and Omega Project Co., Ltd. (Korea) (formerly Omega Pictures Co., Ltd.) – and the companies subject to the equity method –M3 Entertainment Corporation, and Qualitek Electronics Co. Ltd. (Taiwan) – for a total of 8 companies.

From this fiscal half year report, we have included "Leisure Business" into our business segment. This is due to the inclusion of Saboten Park and Resort Inc. and Naka-Izu Kougen Kaihatsu Co., Ltd. as our group's subsidiaries as of June 30 2006.

Below is the business content of each segments and position of each company within our corporate group:

(Entertainment and contents business)

In motion entertainment and contents business, we produce high quality entertainment contents at our subsidiary Omega Project Co., Ltd., interlocking with Basara Pictures Co., Ltd. and Omega Project Co., Ltd. in Korea. At the same time, M3 Entertainment Corporation sells these entertainment contents produced. Also, we have been putting effort into establishing a business foundation in Asia. Specifically, we co-produced a film with Taiwan and co-hosted film festivals in China and Japan. We will keep strengthening its business foundation in the Asian territories, and endeavor to develop business in various fields.

(Investment operations)

In the investment business, we have invested in companies such as Qualitek Electronics Co., Ltd., for the purpose of business cooperation in the Asia based companies. Furthermore, we plan and manage content funds which enable film financing and production at a comprehensive level, and achieve a total entertainment company integrating finance and motion pictures.

(Leisure business)

This business is a new segment added rom this fiscal half year term. We manage and operate theme parks and leisure sport facilities owned by Saboten Park and Resort Inc. and Naka-Izu Kougen Kaihatsu Co., Ltd. which were included as our subsidiaries as of June 30 2006. Furthermore, we are planning of collaborating this business with our entertainment and contents business in the concept of "synergy."

(Others)

We lease the company owned real estates.

The position of each company within our corporate group as of the 30th of September 2006:

Business Area	Company Name	Position within our Corporate Group	Remarks
Entertainment and contents business	Omega Project Holdings Co., Ltd.	Strategic planning and management of the Corporate Group	Our company
	Omega Project Co., Ltd.	Planning and production of film contents in Asia	Consolidated subsidiary
	Basara Pictures Co., Ltd.	Production of film contents in Japan	Consolidated subsidiary
	Omega Project Co., Ltd.	Production of film contents in Korea	Consolidated subsidiary
	M3 Entertainment Corporation	Planning and production of film contents within Japan	Company subject to the equity method
Investment business	Omega Project Holdings Co., Ltd.	Investment in contents funds and companies.	Our company
	Qualitek Electronics Co., Ltd.	Development, manufacture and sale of telecommunications devices	Company subject to the equity method
Leisure business	Omega Project Holdings Co., Ltd.	Management and guidance of subsidiaries	Our company
	Saboten Park and Resort Co., Ltd.	Operation of theme parks	Consolidated subsidiary
	Naka-Izu Kougen Kaihatsu Co., Ltd.	Operation of golf courses and others leisure sport facilities	Consolidated subsidiary
Others	Omega Project Holdings Co., Ltd.	Rental of real estate.	Our company

Business structure of the group companies as of 30th of September 2006:



Investment business
Customers
Formation, Control, and Management of Contents Funds Contents
Others
Customers
Real Estate and Land Business
Omega Project Holdings Co., Ltd.
Strategic planning and management
Strategic planning and management
Asia development
Omega Project Co., Ltd.
Basara Pictures Co., Ltd.
M3 Entertaniment Corporation
Omega Project Co., Ltd.
(Korea)
Qualitek Electronics Co., Ltd.
(Taiwan)
Saboten Park and Resort Co., Ltd.
(Taiwan)
Naka-Izu Kougen Kaihatsu Co., Ltd.
Planning, Management, and Sales of Visual Contents
Planning of Visual Contents
Development, manufacture and sale of telecommunications devices
Management of theme parks and holding of various events
Customers
Entertainment and contents business
Investment business
Leisure Business

2. Management policy

(1) Concerning our basic management policies

As an entertainment company focusing on creativity and far-sightedness in market, our group places music and motion picture business and investment business as its core business, and actively operates its business in Asia as well as the world.

We strive for a comprehensive, flexible, and effective management company. In the music and motion picture business, we provide high quality entertainment contents and deliver them through the best channel, and in investment business, we manage to affiliate with companies that provide synergy effect with our company in M&A base investment to expand into our entertainment business. At the same time, from this fiscal half year term, we have included leisure business into our business segment as we have acquired Saboten Park and Resort Inc. and Naka-Izu Kougen Kaihatsu Co., Ltd. on June 30 2006, which operates theme parks and leisure sport facilities, as subsidiaries. Together with our principal business, motion picture and record related business, we strive to produce wide ranged entertainment.

We are striving to strengthen individual comapanies' financial standing and the profitability of our group enterprises upon the stability of our financial and operating bases, and aiming to improve our profitability as a group by reinforcing comprehensive management and administration.

(2) Basic policies related to profit shareing

The group has been focusing in advancing toward profit returning by improving our financial standing and business foundations in order to achieve consistent profits in future periods. In order to achieve this, we will effectively use the internal reserves. Consequently from the above stated reasons, there will be no dividends paid for the March 2007 interim period.

The company has issued 16,000 shares of stock subscription warrants on board of directors meeting on March 2 2005, 9,000 shares of stock subscription warrants on board of directors meeting on August 17 2005 according to decisions made at the Extraordinary Shareholders' Meeting held on February 25 2005, and 19,000 shares of stock subscription warrants on board of directors meeting on September 4 2006 according to decisions made at the Shareholders' Meeting held on June 27 2006.

(3) Approaches and policies concerning reductions in investment units

We believe that the liquidity of our shares is at a very high standard, but under conditions in which a fundamental cause of decreases in share values, we feel that serious thought should be given regarding reductions in investment units in ways that will achieve profits for our shareholders while giving consideration to market trends.

Also, as of April 1, 2005, one trading unit of shares was changed from 1,000 shares to 100 shares, but we believe that it holds no influence in the actual liquidity of stocks.

(4) Aims of management index

We intend to increase our value as a corporate group by reinforcing our pursuit of group synergism and comprehensive administration in our group structure.Moreover, after transitioning to a holding company system, our medium to long-term administrative aim is to achieve continuous net profits in cooperation with our current subsidiaries and companies that we plan to make subsidiaries.

We are now striving to move back into the black and achieve an early resumption of dividends to our shareholders.

(5) Medium to long-term business strategies

We successfully achieved to strengthen our financial base and to restructure the business foundation. Also, we transferred to a holdings company, exercising autonomous and agile management in Asia. Also, we have incorporated two sport leisure business companies, Saboten Park and Resort Inc. and Naka-Izu Kougen Kaihatsu Co., Ltd., as subsidiaries of the group.

In the future, we will not only expand our business scales, but we will also create a business enterprise system that can maximize each company's abilities in Asia under consistent management.

(6) Issues to be handled

Our key challenge is to achieve resurgence in allotments to our shareholders by further reinforcing and stabilizing the Group operations of our holding-company system, and quickly constructing a corporate group having both the vitality and maneuverability to respond to sudden changes in the entertainment industry.

Specifically, we recognize the following items as issues to be addressed in the fiscal period ending March 2007.

(i) To carry out group administration as a holding company by increasing the corporate value of our group as

whole, and to establish an organization structure capable of flexibility and actively responding to change not only in Japan but in Asian regions.

(ii) To be aware of the particular risks faced in producing motion pictures and to produce innovative new plans of motion pictures while thoroughly reducing those risks. In regard to operating funds (primarily for motion picture production), to enable medium to long-term fund management without replying on bank loans with careful consideration to burden of interest, influences from economic trends, and fluctuation in maturing period.

(iii) In investment business, we must broaden our business base and strengthen our earning power by agilely acquiring listed companies, companies with asset value, and companies with a high potential for synergy, while ascertaining changes in the market environment.

Specific items to work toward
(i) We incorporated a new wholly owned subsidiary, Omega Project Co., Ltd, and transferred our core the motion picture and record related businesses to this new subsidiary. Also, we consider Asia as the prime area for our business, spreading the business in the area in a proactive manner. We strive to create a flexible business structure which will respond to trend in the entertainment industry which has a tendency to be affected by rapid change, while respecting the individuality of our group enterprises and managing the financial structure, as well as further broadening the operations by carrying out merger and acquisition investments.

(ii) It is our desire to move forward by managing and reducing risks based on a sound understanding of the special high-risk, high-return nature of the industry, by further reinforcing our financial position, and by shifting to motion picture production based on a self-funding model such as content funds and new financial schemes. Our aim is to roll out this scheme to the world with our affiliated production companies and listed companies, and to create an end-to-end business structure integrating everything from financing to advertising and distribution.

(iii) With the expertise we have accumulated from the previous years in the industry, we have been assessing the market environment carefully to invest, and have avoided risk by creating portfolios. Not only will we expand the size of our enterprise, but we will work to increase the value of each of our group companies by entering into new industries that may bring forth synergy to our existing business.

(7) Basic policies concerning related persons
We premise the adequacy of all the deals with any related companies, and we will give disclosure at appropriate timing under appropriate laws.

(8) Matters related to the parent company etc.
There is nothing relevant to report.

(9) Other important matters related to company administration

(i) Important administrative matters
1. At the April 20, 2006 meeting of the board, it was decided to make Korea Tender Inc. a company subject to the equity method.
2. As of June 30 2006, Saboten Park and Resort Inc. became our 100% subsidiary, and Naka-Izu Kougen Kaihatsu Co., Ltd. became our sub-sidiary.
3. As of July 24 2006, our headquarters moved to 4-1 Kioi-cho, Chiyoda-ku, Tokyo.
4. On July 24, 2006 Korea Tender Inc. decided to allocate new shares to a third party, making the company not applicable as our related company.
5. As it has been decided at the Annual Shareholders' Meeting held on June 27, 2006, 19,000 stock subscription rights were issued on September 4, 2006.
6. At the board of directors meeting held on September 22, 2006, it was voted to transfer a part of the shares of Asia Movie Week PTE. LTD., making the company not applicable as our subsidiary.

(ii) Litigation and related matters
1. On May 23, 2004, Yigrek Co., Ltd.initiated as a plaintiff a demand for payment (demanding a sum of 59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting and this is currently in trial. On September 29 2006, we

received but disagreed with the verdict of the first hearing, and it is currently appealed to the Tokyo District Court.

2. On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. 22 million yen). An amicable settlement was reached on May 17, 2006, and the dispute has been resolved.

Our company believes the matters in above (1) have no legitimacy and we are resolved to asserting this clearly in court.

3. Operation results and financial status

(1) Operating results

During this consolidated half year, Japanese economy has continued to expand, and slowly but steadily consumer spending is increasing. However, concerns still exist in the global environment our company is structuring its base on, and political tension between Asia and Japan as well we inflation of natural resources such as oil still exist. Under such environment, we will proceed in a positive and sound manner with the maximum caution.

Our company has been putting much effort into strengthening the financial foundation as well as reconstructing the business structure. As a result, we were able to improve our financial base and we were able to construct a holdings company. At the same time, as of June 30, 2006, we made Saboten Park and Resort Inc. and Naka-Izu Kougen Kaihatsu Co., Ltd. our subsidiary. Looking to the future, under the stable financial foundation of a holdings company, we will strive for a unique entertainment business with the maximum synergistic effect with the group companies.

(i) Sales

(Entertainment and contents business)

In our motion picture and record business, we produce high quality entertainment contents mainly with our subsidiary Omega Project Co., Ltd. Also, we have been putting effort into establishing a business foundation in Asia. Specifically, we co-produced a film with Taiwan, co-hosted film festivals in China and Japan, and expanded our group to Korea and Taiwan. Furthermore, from the knowledge and skills we have cultivated over the years, we will use new financial schemes which will enable film financing and production at a comprehensive level, and achieve a total entertainment company integrating finance and motion picture.

Regarding this term, earnings from this section resulted from projects such as release of a Japan-Taiwan co-production feature-length film "Tripping," nationwide screening of "Okami Shojo" which is a co production with our subsidiary Basara Picture Co., Ltd., DVD sales of contents such as the inner Mongolian film "Tenjo Sogen" which we have bought, amnibox movie "Movie Box-ing 2"which was screened last year, and Korean films which our related company M3 Entertainment carries, and from radio ad spots from a radio program "birth of music" which our subsidiary Omega Project Co., Ltd. produces. As a result, sales in our motion-picture and record operations in this period were 184 million yen (an increase of 165.1% compared to the previous period).

(Investment operations)

Regarding investment business, we have been investing in listed companies which has good potential of achieving a synergistic effect with our businesses centered on motion picture and record operations. At the same time, we have planned and managed content funds collaborating film production and finance, and in the Japan-Taiwan co-production film "Tripping," we have constructed a new kind of financial scheme to achieve maximum synergistic effect with our motion picture and record operation business. From now on, we will continue to invest by assessing changes in the market environment, and avoid risks by constructing portfolios along with our knowledge we have accumulated.

For this term, earning from this section was mainly from the profit on sale of investment securities. As a result, sales in our investment operations in this period were 987 million yen (an increase of 5.3% compared to the previous period).

(Leisure business)

Regarding leisure business which was newly added in our business segment from this fiscal half term, we manage and operate theme parks and leisure sport facilities owned by Saboten Park and Resort Inc. and Naka-Izu Kougen Kaihatsu Co., Ltd. which were included as our subsidiaries as of June 30 2006. Furthermore, with our knowledge and experience in motion picture business and investment business, we are hoping to achieve synergistic effect with this new business segment as well. For this term, earnings from this segment mainly consisted of sales from Saboten Park and Resort Inc. and Naka-Izu Kougen Kaihatsu Co., Ltd. As a result, sales in our investment operations in this period were 1,125 million yen (no comparison available with the previous period).

(Others)

In our other businesses, we gained a turnover of 7 million yen (an increase of 56.4% compared to the previous year) in rent income from real estate properties owned by this company.

As a result of the above, the performance of our group in this consolidated fiscal half year accounting period was sales of 2,139 million yen after transfer elimination (an increase of 111.3% compared to the previous

period).

(ii) Operating expenses

Operating costs were 442 million yen in our motion picture and record operations, 759 milliom yen in our investment operations, 1,180 million yen in our leisure business, and 26 million yen in our other operations for a total of 2,234 million yen after transfer elimination. As a result, operating loss totaled to 95 million yen (335 million yen in the previous period).

(iii) Non-operating revenue and non-operating expenses

As a result of interest received and the like, our non-operating revenue was 138 million yen, and as a result of investment loss at equity and the like, our non-operating expenses were 187 million yen. As a result, recurrent losses were 144 million yen (291 million yen in the previous period).

(iv) Extraordinary gains and extraordinary losses

As a result of gain of disposal of stocks of our related companies, our extraordinary gain was 41 million yen. At the same time, as a result of loss on revaluation of trade investments in securities, our extraordinary loss was 1,872 million yen. After calculations for corporate tax and loss of minority shareholders the net loss for this fiscal half year was 1,968 million yen (305 million yen gain in the previous consolidated fiscal half year).

(2) Financial position

(i) Status of our assets, liabilities, and net asset

In relation to the status of our assets, liabilities, and net asset at the end of this consolidated fiscal half year, due to such increases as investments in securities for operation, our assets increased by 1 billion 449 million yen compared to the previous consolidated fiscal year to 13 billion 126 million yen. Furthermore, due to the increase of accounts payable and the like, our liabilities increased by 1 billion 824 million yen compared to the previous consolidated fiscal year to 2 billion 602 million yen. Lastly, as a result of equity finance such as exercise of stock option warrants, our net asset was 10 billion 524 million yen (in the previous year, the asset was 10 billion 842 million yen).

(ii) Cash flow status

Although the main source of income were incomes from the issuance of shares 1 billion 720 million yen, due to net loss before taxes and other adjustment and expenses on loan, the balance wof cash equivalents at the end of this consolidated half year decreased by 868 million yen compared to the previous fiscal year to 1 billion 453 million yen.

Due to the recording of a net loss before tax and other adjustments and the increase of investments in securities for operating, the cash flow from operation activities was 1 billion 771 million yen (287 million yen gain from capital usage of the previous consolidated half year).

Due to factors such as expense on loans and such, the cash flow from the investment activities was a capital usage of 1 billion 30 million yen (in the previous consolidated fiscal half year there was a capital acquisition of 236 million yen).

As a result of factors such as income from issuance of shares, the cash flow from financial activities was a capital acquisition of 1 billion 932 million yen (364 million yen increase from previous consolidated fiscal half year).

	March 2005	March 2006	September 2006
Ratio of self-funding	86.9%	92.9%	77.0%
Ratio of self-funding with market value base	93.0%	95.7%	74.6%
No. of years of debt redemption	–	0.0 years	–
Interest coverage ratio	–	17.8	–

(Notes)
- Ratio of self-funding (self-funding/total capital)
- Ratio of self-funding with market value base (total market value of shares/total capital)
- No. of years of debt redemption (interest-bearing debts/sales cash flow)
- Interest coverage ratio (sales cash flow/interest payments)

*All calculated using financial figures on consolidated base
*Cash flow uses sales cash flow. Of the liabilities listed on the balance sheet, the interest-bearing debts take as an object all liabilities as interest-bearing terms to be paid interest.

(3) Prospect for the next fiscal year ending in March 2007

Although the future prospects of economy is expected to be overall positive with support of increasing individual consumption rate, there is underlying upward trend in interest rate, and it may be said that the economy still remains under the balance.

Nevertheless, we plan to continue to develop our businesses and its corporate value.

Our prospects for the consolidated performance next year is 4,020 million yen in sales, 260 million yen in ordinary profit, and 1,600 million yen in net loss.

(4) Risks in business

(i) Risks regarding motion picture and record related business

A. Regarding motion picture production

In the movie business which is the core of our company, we have been expanding our operations in the Asian Market from the early stages. We have actively expanded our business through maintaining strong ties we have in Korea and Taiwan, such as hosting the China Japan Film Festival and co-producing a film with Taiwan. However, when films are made between two or more countries, they may be affected in some way by political tension between Japan and other countries. At the same time, there are risks of delay in film production due to natural hazard or unexpected circumstances of the casts in the film; as a result, surpass in production cost may occur thus causing a loss to the company.

B. Regarding the motion picture industry

In the recent years of Japanese film industry, Japanese films are activating. However, since many of the films that are produced today are produced by major film production companies and TV stations, independent film production companies and distribution companies are being taken over by major companies. We will be progressing our film production with careful consideration to above stated matter, yet, in the event that the enterprises we deal with are adversely affected by rapid changes in this environment, or in the even that our company's response to rapid changes in the environment is insufficient, there is a possibility that the performance of our company will be affected.

C. Regarding film financing

In motion picture production, capital is fixed during a medium to long-term period, so our company has shifted to motion picture production based on a self-funding model such as the using of contents funds. Film production may be a high risk involving business; however, we believe that low risk film production is possible through the effective utilization of content funds and new financial schemes. However, in case establishment of content funds or financial schemes delays, financing of the project will be affected, and depending on such factors as the results at the box office and the sales of usage rights, there are risks that the capital invested will not be able to be recovered or that recovery will be delayed. However, in case establishment of content funds or financial schemes delays, financing of the project will be affected, and depending on such factors as the results at the box office and the sales of usage rights, there are risks that the capital invested will not be able to be recovered or that recovery will be delayed.

D. Regarding intellectual property rights

The contents we handle in our motion-picture and record related businesses includes a broad range of intellectual property rights such as portrait rights of performers and trademark rights of original authors, scriptwriters, translators, directors, photographers, songwriters, and composers. In our contracts, we strive so as to not lose rights or profits related to any of these intellectual property rights. Furthermore, we are resolved to maintaining the care and attention required with regard to intellectual property rights. However, the contents that our company produces are produced using an intertwined combination of a range of intellectual property rights related to music, motion pictures, and original works. Although we give attention to restoring intellectual property rights contained in our contents, there is the possibility that a third party infringes on our intellectual property rights unintentionally as well as the possibility that we inadvertently infringe on the rights of a third party. In such cases, due to such factors as claims for damages, delays in release, or delays in sales, there is a possibility that the performance as a company will be affected.

(ii) Risks regarding investment business

Concurrent with our motion picture and record operations, we work in investment operations such as establishing content funds and investing in listed companies and facilities that has synergy effect to the company and M&A. Film production requires a lot of time, and production can be delayed by external and internal causes, causing a surplus in production cost affecting the performance of our company. Furthermore, we believe that by establishment content funds, facilitate effective use of funds, and by investing not only in contents and intellectual property, but investing also in content-related industries such as video distributor and

movie theaters, we can build our portfolio and advance the securing of outlets for our contents. However, it is necessary that we accumulate know-how in the affiliate companies and the market environment. If these are not achieved sufficiently as we planned, there is a possibility that the performance of our company will be affected.

(iii) Risks regarding leisure business

We manage and operate theme parks and leisure sport facilities owned by Saboten Park and Resort Inc. and Naka-Izu Kougen Kaihatsu Co., Ltd. which were included as our subsidiaries as of June 30 2006. We take all possible measures to ensure safety, but in case of any unexpected accidents, they may cause influence to our business results.

(iv) Regarding subsidiaries and related companies

Our company is operating its business under five consolidated subsidiaries and two companies subject to the equity method. Under the structure of our company being a holdings company in close link with affiliating companies and subsidiaries, in case these companies' profit continues to lag, there is a possibility that the performance of our company will be affected.

4. Consolidated Fiscal Half Year Financial Statement

(1) Consolidated Fiscal Half Year Balance Sheet

		Previous consolidated fiscal half year (30 September 2005)			Current consolidated fiscal half year (30 September 2006)			Previous consolidated fiscal year (31 March 2006)		
Division	Notes	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)
(Assets)										
I. Available assets										
1. Cash on hand and in banks			717,955			1,453,709			2,322,578	
2. Accounts receivable trade			109,311			70,499			253,516	
3. Securities held in trade account			—			636,841			—	
4. Business investment account security	*3		9,239,970			3,211,904			3,535,150	
5. Inventories			41,928			442,788			11,786	
6. Advance payments			571,557			843,678			1,160,908	
7. Short term loans receivable			320,184			3,478,855			2,431,502	
8. Accounts due			162,197			310,215			929,119	
9. Other			127,747			320,514			144,908	
Allowance for doubtful accounts			-35,489			-125,976			-125,970	
Total current assets			11,255,364	90.4		10,643,030	81.1		10,663,501	91.3
II. Fixed assets										
1. Tangible fixed assets	*1									
(1) Buildings and constrctions		3,130			494,128			2,826		
(2) Course accounts		—			359,972			—		
(3) Land		—			629,818			—		
(4) Other		791	3,921	0.0	96,935	1,580,855	12.0	3,993	6,820	0.1
2. Intangible fixed assets										
(1) Consolidation account adjustment		126,370			—			111,573		
(2) Goodwill		—			147,187			—		
(3) Other		103,653	230,023	1.8	3,534	150,722	1.2	2,248	113,821	1.0
3. Investments and other assets										
(1) Investment securities		677,279			211,641			720,949		
(2) Long term loans receivable		621,444			406,967			193,030		
(3) Long term operation receivable		347,059			133,059			133,059		
(4) Other		150,679			306,839			151,761		
Allowance for doubtful accounts		-830,752	965,709	7.8	-306,706	751,801	5.7	-306,434	892,366	7.6
Total fixed assets			1,199,655	9.6		2,483,378	18.9		1,013,008	8.7
Total assets			12,455,019	100.0		13,126,408	100.0		11,676,509	100.0

Division	Notes	Previous consolidated fiscal half year (30 September 2005)		Current consolidated fiscal half year (30 September 2006)		Previous consolidated fiscal year (31 March 2006)	
		Amount (Thousands of JPY)	Ratio (%)	Amount (Thousands of JPY)	Ratio (%)	Amount (Thousands of JPY)	Ratio (%)
(Liabilities)							
I. Circulating liabilities							
1. Accounts payable trade		123,778		142,226		78,190	
2. Short term borrowings		402,000		136,960		—	
3. Current portion of long term debts		6,672		3,320		6,656	
4. Accounts payable		—		1,347,486		258,433	
5. Accrued taxes on income		11,123		25,877		21,864	
6. Deferred tax liability		1,854,304		—		155,933	
7. Reserve funds for losses in litigation		22,800		30,000		22,800	
8. Other		133,132		217,691		198,327	
Total current liabilities		2,553,810	20.5	1,903,563	14.5	742,205	6.3
II. Fixed liabilities							
1. Long- term loans repayable		3,320		248,618		—	
2. Estimated retirement allowance		6,568		29,748		9,866	
3. Director's retirement allowance		19,910		24,240		21,860	
4. Deferred tax liability		54,810		—		699	
5. Other		11,284		396,144		3,396	
Total fixed liabilities		95,893	0.8	698,750	5.3	35,822	0.3
Total liabilities		2,649,703	21.3	2,602,313	19.8	778,028	6.6
(Shareholders' Equity)							
Minor Shareholders Equity		24,930	0.2	—	—	55,266	0.5
(Shareholders Equity)							
I. Capital stock		1,694,586	13.6	—	—	3,371,405	28.9
II. Additional paid-in capital		5,030,185	40.4	—	—	6,695,409	57.3
III. Retained earnings		304,725	2.5	—	—	571,146	4.9
IV. Unrealized revaluation loss on other investment securities		2,782,737	22.3	—	—	228,412	2.0
V. Account for adjustment on exchange conversion		4,557	0.0	—	—	13,247	0.1
VI. Treasury stock		-36,405	-0.3	—	—	-36,405	-0.3
Total shareholders' Equity		9,780,386	78.5	—	—	10,843,215	92.9
Total liabilities and shareholders' Equity		12,455,019	100.0	—	—	11,676,509	100.0

Division	Notes	Previous consolidated fiscal half year (30 September 2005) Amount (Thousands of JPY)	Ratio (%)	Current consolidated fiscal half year (30 September 2006) Amount (Thousands of JPY)	Ratio (%)	Previous consolidated fiscal year (31 March 2006) Amount (Thousands of JPY)	Ratio (%)
(Net Assets)							
I. Shareholders' Equity							
1. Capital stock		—	—	4,239,467	32.3	—	—
2. Additional paid-in capital		—	—	7,556,656	57.6	—	—
3. Retained earnings		—	—	-1,392,086	-10.6	—	—
4. Treasury stock		—	—	-36,405	-0.3	—	—
Total shareholders' Equity		—	—	10,367,630	79.0	—	—
II. Variance of Estimate							
1. Unrealized revaluation loss on other investment securities		—	—	-277,347	-2.1	—	—
2. Account for adjustment on exchange conversion		—	—	12,956	0.1	—	—
Total Variance of Estimate		—	—	-264,390	-2.0	—	—
III. Share options		—	—	42,570	0.3	—	—
IV. Minor Shareholders Equity		—	—	378,284	2.9	—	—
Total net assets		—	—	10,524,094	80.2	—	—
Total liabilities and net assets		—	—	13,126,408	100.0	—	—

(2) Consolidated Fiscal Half Year Statement of Income and Loss

Division	Notes	Last consolidated fiscal half year (From April 1, 2005 To September 30, 2005) Amount (Thousands of JPY)		Ratio (%)	Current consolidated fiscal half year (From April 1, 2006 To September 30, 2006) Amount (Thousands of JPY)		Ratio (%)	Last consolidated fiscal year (From April 1, 2005 To March 31, 2006) Amount (Thousands of JPY)		Ratio (%)
I. Sales			1,012,494	100.0		2,139,208	100.0		4,018,966	100.0
II. Sales costs			366,745	36.2		1,204,518	56.3		1,833,586	45.6
Gross profit (loss) on sales			645,749	63.8		934,689	43.7		2,185,380	54.4
III. Trading costs and general administrative expenses	*1		310,362	30.7		1,029,722	48.1		998,842	24.9
Operating income (loss)			335,386	33.1		-95,032	-4.4		1,186,538	29.5
IV. Non-Operating Income										
1. Interest income		18,459			81,632			74,639		
2. Equity method investment gain		25,196			—			3,134		
3. Exchange gain and loss		—			24,849			—		
4. Other		3,204	46,860	4.6	31,733	138,215	6.4	13,647	91,421	2.3
V. Non-Operating Expenses										
1. Interest expense		5,503			570			16,055		
2. New stock issuance expense amortization		28,142			—			37,907		
3. Stock delivery fee		—			5,466			—		
4. Loss on insurance surrender		57,552			—			57,552		
5. Equity method investment loss		—			156,298			—		
6. Other		7	91,206	9.0	25,418	187,753	8.8	20,613	132,129	3.3
Ordinary Profit (Loss)			291,041	28.7		-144,571	-6.8		1,145,829	28.5
VI. Extraordinary income										
1. Profit on sales of investment securities		—			4,463			138,468		
2. Gain on sales of affiliate's securities		216			33,117			—		
3. Reversal of bad debt reserve		35,691			—			469,528		
4. Profit on debt forgiveness		21,846			—			25,347		
5. Reversal of reserve funds for losses in litigation		37,200			—			—		
6. Profit from dividend exclusion		14,345			—			—		
7. Other		—	109,300	10.8	4,385	41,966	2.0	51,545	684,890	17.0

		Last consolidated fiscal half year (From April 1, 2005 To September 30, 2005)			Current consolidated fiscal half year (From April 1, 2006 To September 30, 2006)			Last consolidated fiscal year (From the April 1, 2005 To March 31, 2006)		
VII. Extraordinary losses										
1. Loss on retirement of fixed assets	*2	154			5			154		
2. Loss from valuation of marketable securities for business investment		—			1,860,840			700,000		
3. Loss on sales of affiliate's securities		—			—			8,863		
4. Loss on sales of investment securities		44,200			—			—		
5. Valuation loss on investment securities		58,513			—			58,513		
6. Loss from transfer of receivables		—			—			509,013		
7. Litigation reserve amount carried forward		—			7,200			—		
8. Other		11,435	114,303	11.3	4,312	1,872,358	87.5	17,073	1,293,617	32.2
Net profit prior to adjustment for taxes or income before income taxes and minority interests			286,037	28.2		-1,974,963	-92.3		537,102	13.3
Corporation, resident and business taxes		605	605	0.0	14,777	14,777	0.7	1,650	1,650	0.0
Minority interest in con.subsidiaries, profit (loss)			20,144	2.0		21,116	1.0		36,546	0.9
Net profit or loss			305,576	30.2		-1,968,624	-92.0		571,997	14.2

(3) Consolidated Fiscal Half Year Surplus Statement

Division	Notes	Last consolidated fiscal half year (From April 1, 2005 To September 30, 2005) Amount (Thousands of JPY)		Last consolidated fiscal year (From April 1, 2005 To March 31, 2006) Amount (Thousands of JPY)	
(Capital surplus)					
I. Capital surplus at the beginning of the term			5,057,033		5,057,033
II. Decrease of the capital surplus					
Issuance of new shares due to the exercise of share options		694,586	694,586	2,359,809	2,359,809
III. Increase of the capital surplus					
Amount from disposition of legal capital surplus		721,433	721,433	721,433	721,433
IV. Capital surplus at the end of the term			5,030,185		6,695,409
(Earned surplus)					
I. Earned surplus at the beginning of the term			-722,284		-722,284
II. Increase of the earned surplus					
1. Net loss		305,576		571,997	
2. Disposition of legal capital surplus due to deficit supply		721,433	1,027,010	721,433	1,293,431
III. Earned surplus at the end of the term			304,725		571,146

(4) Consolidated Fiscal Half Year Statement of Capital Stock Variation

Current fiscal half year (From April 1, 2006 to September 30, 2006)

	Shareholders' Equity				
	Capital stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' Equity
Balance as of March 31, 2006 (Thousand Yen)	3,371,405	6,695,409	571,146	-36,405	10,601,555
Variation during this fiscal half year					
Issuance of new share	868,062	861,246	—	—	1,729,308
Net Income	—	—	-1,968,624	—	-1,968,624
Increase in surplus due to elimination from consolidated company	—	—	5,391	—	5,391
Variation during this fiscal half year other than shareholders' equity (Net Value)	—	—	—	—	—
Total variation during this fiscal half Year (Thousand Yen)	868,062	861,246	-1,963,233	—	-233,924
Balance as of September 30, 2006 (Thousand Yen)	4,239,467	7,556,656	-1,392,086	-36,405	10,367,630

	Variance of Estimate			Share options	Minor Shareholders Equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total Variance of Estimate			
Balance as of March 31, 2006 (Thousand Yen)	228,412	13,247	241,659	13,530	55,266	10,912,011
Variation during this fiscal half year						
Issuance of new share	—	—	—	—	—	1,729,308
Net Income	—	—	—	—	—	-1,968,624
Increase in surplus due to elimination from consolidated company	—	—	—	—	—	5,391
Variation during this fiscal half year other than shareholders' equity (Net Value)	-505,759	-290	-506,050	29,040	323,018	-153,992
Total variation during this fiscal half Year (Thousand Yen)	-505,759	-290	-506,050	29,040	323,018	-387,916
Balance as of September 30, 2006 (Thousand Yen)	-277,347	12,956	-264,390	42,570	378,284	10,524,094

(5) Consolidated Fiscal Half Year Cash Flow Statement

Division	Notes	Last fiscal half year (From April 1, 2005 To September 30, 2005) Amount (Thousands of JPY)	Current fiscal half year (From April 1, 2006 To September 30, 2006) Amount (Thousands of JPY)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006) Amount (Thousands of JPY)
I. Cash flow from operating activities				
Income or loss before income tazes and minority interests		286,037	-1,974,963	537,102
Allowance for depreciation		16,803	31,800	20,427
Amortization of consolidation adjusting accounts		120	—	2,965
Amount written off from goodwill		—	5,164	—
Equity method investment loss (gain)		-25,196	156,298	-3,134
Increase of vested benefit oligations		969	2,745	4,266
Increase of accrued severance indemnities		292	2,380	2,242
Increase in allowance for doubtful accounts		-35,691	200	-469,528
Increase of accrued bonuses		1,993	—	—
Increase of litigation reserve		-37,200	7,200	-37,200
Stock compensation expense		—	32,490	—
Interest income		-18,459	-83,330	-74,639
Interest expense		5,503	570	16,055
Profit on debt forgiveness		—	—	-25,347
Gain on sales of affiliates' securities		-216	-33,117	—
Loss on sales of investment securities (Gain)		44,200	-4,463	-129,605
Valuation loss on investment securities		58,513	—	58,513
Amortization of deferred charges		27,792	5,466	37,557
Loss from transfer of receivables		—	—	509,013
Loss on retirement of fixed assets		154	5	154
Decrease of notes and accounts receivable		1,000,973	54,850	863,622
Decrease of inventories (Gain)		-362	-412,811	29,779
Increase if securities held in trade account		—	-636,841	—
Equity securities for sales		-3,461,795	-311,559	-1,730,901
Increase (decrease) in notes and accounts payable trade		22,851	14,455	-27,431
Decrease (increase) of advance payments		384,791	317,981	-201,862
Decrease (increase) of other current assets		121,803	550,465	78,867
Increase (decrease) of accrued consumption tax		37,559	3,131	31,430
Increase (decrease) of other current liabilitiesDecrease of other current liabilities		-32,436	450,450	556,825
Decrease of long term trade credits		100,000	—	147,798
Decrease (increase) of other fixed assets		13,656	-47,288	12,381
Decrease (increase) of other fixed liabilities		-2,258	54,700	-10,146
Other		—	-2	-982
Subtotal		-1,489,599	-1,814,021	198,225
Interest and dividends received		12,552	44,686	66,655
Interest paid		-4,396	-570	-13,973
Income tax paid		-2,099	-1,544	-1,941
Cash flow from operating activities		-1,483,542	-1,771,449	248,966

Division	Notes	Last fiscal half year (From April 1, 2005 To September 30, 2005) Amount (Thousands of JPY)	Current fiscal half year (From April 1, 2006 To September 30, 2006) Amount (Thousands of JPY)	Last consolidated fiscal year (From April 1, 2005 To March 31, 2006) Amount (Thousands of JPY)
II. Cash flow from investing activities				
Expenditures for purchases of investment securities		-83,203	—	-120,683
Income from sales of shares from subsidiaries		200,914	47,700	482,764
Net profit (expenditure) from sales of investment securities		-224,360	105,955	-223,122
Expenditure for the acquisition of shares of subsidiaries		4,748	24,887	67,851
Income from sales of investment securities		—	—	-260,790
Expenditure for acquisition of tangible fixed assets		—	-102,231	-3,429
Income from sales of intangible fixed assets		—	—	98,673
Expenditures from loans		-1,162,957	-3,603,509	-8,019,964
Income from the withdrawal of loans		1,501,441	2,496,526	5,149,134
Cash flow from investing activities		236,583	-1,030,670	-2,829,565
III. Cash flow from financing activities				
Net increase in short term borrowings (net decrease).		402,000	2,416	—
Income from long term borrowings		—	223,194	—
Expenditures for the repayment of long term borrowings		-5,576	-13,344	-8,912
Income from share issuance		1,200,850	1,720,392	4,546,657
Expenditure for the acquisition of treasury stock		-29,519	—	-29,519
Cash flow from financing activities		1,567,754	1,932,658	4,508,225
IV. Translation difference of cash and cash equivalents		5,151	591	2,943
V. Decrease in cash and cash equivalents		325,946	-868,869	1,930,569
VI. Cash and cash equivalents at the beginning of the term		392,008	2,322,578	392,008
VII. Cash and cash equivalents at the end of the term	*1	717,955	1,453,709	2,322,578

Basics concerning the preparation method of the consolidated fiscal half year financial statement

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (From April 1, 2005 To March 31, 2006)
1. Scope of consolidation	(1) Consolidated subsidiaries: Three (Two Internal) (One Abroad) Main consolidated companies: (Internal) Basara Pictures Co., Ltd. Omega Project Co., Ltd. (Abroad) Omega Pictures Co., Ltd. (Korea) Status Changed: (New) Increase by acquisition of shares: One Omega Project Co., Ltd. (Exclusion) Decrease by selling of shares: One O&Z Project Co., Ltd. (2) Non-Consolidated subsidiaries: None	(1) Consolidated subsidiaries: Five (Four Internal) (One Abroad) Main consolidated companies: (Internal) Basara Pictures Co., Ltd. Omega Project Co., Ltd. Saboten Park and Resort Co., Ltd. Naka-Izu Kougen Kaihatsu Co., Ltd. (Abroad) Omega Project Co., Ltd. (Korea) Status Changed: (New) Increase by additional acquisition of shares: Two Saboten Park and Resort Co., Ltd. (Transfer from equity method affiliate) Naka-Izu Kougen Kaihatsu Co., Ltd. (Exclusion) Decrease by selling of shares: One Asia Movie Week Ptd. Ltd. (2) Non-Consolidated subsidiaries: None	(1) Consolidated subsidiaries: Four (Two Internal) (Two Abroad) Main consolidated companies: (Internal) Basara Pictures Co., Ltd. Omega Project Co., Ltd. (Abroad) Omega Project Co., Ltd. (Korea) (Former Omega Pictures Co.) Asia Movie Week Ptd. Ltd. (Singapore) Status Changed: (New) Increase by acquisition of shares: Two Omega Project Co., Ltd. Asia Movie Week Ptd. Ltd. (Exclusion) Decrease by selling of shares: One O&Z Project Co., Ltd. (2) Non-Consolidated subsidiaries: None
2. Equity method applicable items	(1) Affiliate under the Equity Method: One Saboten Park and Resort Co., Ltd. Status Changed: None (2) Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None	(1) Affiliate under the Equity Method: Two M3 Entertainment Corporation Qualitek Electronics Co., Ltd. Status Changed: (Exclusion) Transfer to consolidated subsidiary due to additional purchase of shares: One (2) Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None	(1) Affiliate under the Equity Method: Three Saboten Park and Resort Co., Ltd. M3 Entertainment Corporation Qualitek Electronics Co., Ltd. Status Changed: (New) Increase by acquisition of shares: Two (2) Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
	———————	Of our affiliate companies subject to the equity method, the first-half accounts settlement date for Qualitek Electronics Co. Ltd. is June 30. As the consolidated first-half accounts settlement date is within three months of the date that this company's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by the company at the fiscal half year.	Of our companies subject to the equity method, the accounts settlement date for Qualitek Electronics Co. Ltd. is December 31. As the consolidated accounts settlement date is within three months of the date that this company's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by the company at the conclusion of its fiscal year. Additionally, although the accounts settlement date of M3 Entertainment Corporation is September 30, it made a provisional settlement of accounts in end-March, and we have used this in the financial statements in question.
3. Accounting Year of Consolidated Subsidiaries	Among our consolidated subsidiaries, the day of half year settlement of Omega Pictures Co., Ltd.(Korea) is June 30, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating half year of this consolidated subsidiary as the base. However, in regard to important transactions that occur between three months of settlement, necessary adjustments are to be carried out in consolidation.	Among our consolidated subsidiaries, the day of half year settlement of Omega Project Co., Ltd. (Korea) is June 30, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating half year of this consolidated subsidiary as the base. However, in regard to important transactions that occur between three months of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Naka-Izu Kougen Kaihatsu Co., Ltd. is June 30, it made a provisional settlement of accounts in end-September, and we have used this in the financial statements in question.	Of our consolidated subsidiaries, the accounts settlement date for Omega Project Co., Ltd. (Korea) (formerly Omega Pictures Co., Ltd.) is December 31. As the consolidated accounts settlement date is within three months of the date that this subsidiary's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by the subsidiary at the conclusion of its fiscal year. However, in regard to important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation.

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
4. Accounting Principles			
(1) Evaluation standards and evaluation methods for important assets	(i) Securities —————— Other stocks and bonds Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal half year. (Both unrealized gains and losses are included as a component of shareholders' equity; cost is mainly determined using the moving average cost) Securities with no market price: Moving average method. (ii) Derivatives Market value method (iii) Inventories For goods-in-process and film distribution rights etc. For goods, products, raw materials and supplies, the moving average method is applied. However, in regard to film distribution rights amortized using a serial method within 12 repayment months from point in time when provided for business.	(i) Securities Sale purpose securities Market value method (Cost of products sold are calculated according to moving-average method) Other stocks and bonds Securities available for sale with fair value: same as last year Securities with no market price: same as last year (ii) Derivatives same as last year (iii) Inventories For goods-in-process and film distribution rights etc. For goods, products, raw materials and supplies, the moving average method is applied. However, in regard to film distribution rights amortized using a serial method within 12 repayment months from point in time when provided for business. Furthermore, TV broadcasting rights are written off using equal installment method according to the term of each right.	(i) Securities —————— Other stocks and bonds Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders' equity; cost is mainly determined using the moving average cost) Securities with no market price: same as last year (ii) Derivatives same as last year (iii) Inventories Goods in process and image distribution rights Cost accounting method based on individual method However, in regard to film distribution rights amortized using a serial method within 12 repayment months from point in time when provided for business.

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
(2) Method for depreciating important depreciable assets	(i) Tangible fixed assets: age-life method The main periods of useful life are shown below/ Facilities pertaining to Buildings: 8 to 15 years Machinery and equipment: 2 to 20 years	(i) Tangible fixed assets: age-life method The main periods of useful life are shown below. At the same time, straight-line method is used for a part of the subsidiaries. Buildings: 7 to 50 years Facilities pertaining to buildings: 3 to 18 years Building structures: 2 to 50 years Machines: 2 to 8 years Automotive equipment: 2 to 6 years Machinery and equipment: 2 to 20 years Boats and ships: 5 years	(i) Tangible fixed assets: age-life method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 15 years Machinery and equipment: 2 to 20 years
	(ii) Intangible fixed assets: Straight-line method In regard to the software that our company uses, a straight-line method is used on the usable period in the company (3 to 5 years)	(ii) Intangible fixed assets: Straight-line method same as last year	(ii) Intangible fixed assets: Straight-line method same as last year
	————	(iii) Long-term advance charges Straight-line method	————

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
(3) Standard for calculating foreign currency assets and liabilities to Japanese currency	Foreign currency assets and liabilities are mainly set as yen equivalents according to the exchange rate on the half-year consolidated day of settlement.	Debts and credits in foreign currency is converted to yen currency at the closest exchange rate from the fiscal half year accounting date, and the difference is handled as gain and loss. Also, the assets and liabilities of subsidiaries abroad is converted to yen currency at the closest exchange rate from the fiscal half year accounting date, and the difference is included in the amortization of currency exchange and minority equity in the net asset section.	Foreign currency assets and liabilities are mainly set as yen equivalents according to the exchange rate on the consolidated day of settlement.
(4) Standards for reckoning important reserve funds	(i) Allowance for doubtful accounts In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.	(i) Allowance for doubtful accounts same as last year	(i) Allowance for doubtful accounts same as last year
	(ii) Reserve funds for retirement benefits For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value plan assets as of the current period end.	(ii) Reserve funds for retirement benefits For the payment of retirement to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value plan assets as of the current period end.	(ii) Reserve funds for retirement benefits For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.
	(iii) Reserve funds for retirement benefits for directors crued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities.	(iii) Reserve funds for retirement benefits for directors same as last year	(iii) Reserve funds for retirement benefits for directors In order to provide for future allowances of retirement benefits for directors, to be reckoned as a necessary period-end provision based on internal standards.
	(iv) Reserve funds for losses in litigation To prepare for the reserve for loss from litigation the expected loss is added up.	(iv) Reserve funds for losses in litigation same as last year	(iv) Reserve funds for losses in litigation same as last year

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
(5) Standards for reckoning earnings and expenses	In the gross sales of the investments in securities for investment for operation, the dividends received and receipt interest are appropriated in the investments in securities, sale securities book value, commissions paid and paper loss etc are appropriated in the same cost of goods sold.	In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss. In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale.	same as last year
(6) Processing methods for important lease transactions	Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.	same as last year	same as last year
(7) Important hedge accounting method	(i) Important method for financial hedge accounting The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized. (ii) Hedging instrument and hedge objective Hedging instrument: Swap on interest Hedge objective: Debt loan (iii) Hedging method In order to hedge interest volatility risk, we use derivatives transactions only when necessary.	same as last year	same as last year

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
	(iv) Effective evaluation method of hedging From the start of hedging and determination period of effectiveness, we compare the accumulating total of hedge objective and hedging instrument fluctuation rate, and use the difference as the judging base.		
(8) Other significant items in preparation of the financial statement	(i) Accounting processing for consumption tax etc. A before-tax method is used. (ii) Accounting treatment for marketable securities for business investment Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.	(i) Accounting processing for consumption tax etc. same as last year (ii) Accounting treatment for marketable securities for business investment same as last year	(i) Accounting processing for consumption tax etc. same as last year (ii) Accounting treatment for marketable securities for business investment same as last year

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
5. Important items for drafting other fiscal half year financial statements	Funds in the consolidated cash flow account statement (cash and cash equivalents) may include cash on hand, readily available deposits, and readily convertible funds, and are constituted by short-term investments arriving from the term of redemption within three months from the date of acquisition bearing little risk in respect to value variation.	same as last year	Funds in the consolidated cash flow account statement (cash and cash equivalents) may include cash on hand, readily available deposits, and readily convertible funds, and are constituted by short-term investments arriving from the term of redemption within three months from the date of acquisition bearing little risk in respect to value variation.

Change of Accounting Method:

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
(Accounting method on impairment of loss on fixed assets) Starting this term, the company is applying the "Accounting method for impairment of loss on fixed assets." There is no influence on the balance sheet.	(Accounting method on indication of net assets in balance sheet) Starting this year, the company is applying the "Accounting method on indication of net assests in balance sheet." There is no influence on the balance sheet. Furthermore, the amount relevant to the traditional "Asset" section totaled to 10,103,240 thousand yen. (Accounting method on stock subscription) Starting this year, the company is applying the "Accounting method on stock subscription." As a result, the unadjusted net current losses such as sales losses, ordinary losses, and taxes increased 32,490 thousand yen.	(Accounting method on impairment of loss on fixed assets) Starting this term, the company is applying the "Accounting method for impairment of loss on fixed assets." There is no influence on the balance sheet.

Changes in Accounting Titles and Classification

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)
―――――――――	(Consolidated Balance Sheet) The accounts payable which we included under the item"Others"in current · liability last fiscal half term (amounting 60,441 thousand yen last fiscal half term) has exceeded 5/100 of the total asset, so it has been indicated separately from this fiscal half term. "Consolidation adjusting account" from last fiscal half year is indicated as "goodwill" from this fiscal half year. (Consolidated Cash Flow Statement) "Amortization of consolidation account adjustment" from last fiscal half year is indicated as "Amortization of goodwill" from this fiscal half year.

Notes

Notes to the consolidated balance sheet

Last fiscal half year, As of the 30th of September 2005	This fiscal half year, As of the 30th of September 2006	Last fiscal year As of 31st of March 2006
*1 Accumulated depreciation of tangible fized-assets is 6,246 thousand JPY. 2 Contingent liabilities Guarantee liabilities (1) The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. 160,200Thousand yen *3 Consumption lease agreement of investment securities "Investment account security for sale" includes 2,290,200,000 JPY from lease agreement loans.	*1 Accumulated depreciation of tangible fized-assets is 683,827 thousand JPY. 2 Contingent liabilities Guarantee liabilities (1) The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. 194,670Thousand yen *3 ――――――	*1 Accumulated depreciation of tangible fixed-asset is 7,160 thousand JPY. 2 Contingent liabilities Guarantee liabilities (1) The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. 194,670 Thousand yen *3 Consumption lease agreement of investment securities Marketable securities for business investment include 957,000,000 yen in marketable securities on loan via loan agreements.

Notes to the income statement

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
*1 Main particulars of the selling and general and administrative expenses are: (Thousand yen) Commission paid 62,980 Salary 61,206 Taxes and public dues 51,930 Rent 28,718 Allowance for depreciation 16,803 Retirement allowance expenditure 1,053 Provision for directors' retirement allowance 292	*1 Main particulars of the selling and general and administrative expenses are: (Thousand yen) Salary 266,065 Taxes and public dues 105,501 Commission paid 100,787 Retirement allowance expenditure 3,827 Provision for directors' retirement allowance 7,061	*1 Main particulars of the selling and general and administrative expenses are: (Thousand yen) Commission paid 546,656 Salary 129,977 Provision for directors' retirement allowance 2,242 Retirement allowance expenditure 3,036
*2 Content of the loss on retirement of fixed assets is office equipment with154 thousand yen.	*2 Content of the loss on retirement of fixed assets is office equipment with 5 thousand yen.	*2 Content of the loss on retirement of fixed assets is office equipment with 154 thousand yen.

Notes to consolidated statement of capital stock variation
Current fiscal half year (From April 1, 2006 to September 30, 2006)

1. Matters related to shares outstanding

Type of share	At the end of last fiscal year ending March 31, 2006	Increase	Decrease	At the end of this fiscal half year ending September 30, 2006
Common share (Thousand share)	68,956	8,149	—	77,105

(General outline of the change)
The main reason for the increase is as follows:
Issuance of stock subscription warrants with commitmentline 8,145 thousand shares
Exercise of our 2nd stock subscription warrants 4 thousand shares

2. Matters related to treasury stock

Type of share	At the end of last fiscal year ending March 31, 2006	Increase	Decrease	At the end of this fiscal half year ending September 30, 2006
Common share (Thousand share)	159	—	—	159

3. Matters related to stock subscription warrants

Company Name	Content	Type of shares	Number of shares (Thousand share)				Amount outstanding at the end of this fiscal half year (Thousand yen)
			At the end of last fiscal year	Increase	Decrease	At the end of this fiscal half year	
Submitted company	Stock subscription warrants issued by allocation to third party	Common shares	29,285	10,359	8,145	31,500	10,080
	Stock subscription warrants	—					32,490
Consolidated subsidiary	—	—					—
Total		—					42,570

(Note)
1. The number of shares represents the maximum number of shares that may be exercised.
2. General outline of change in number of shares.
   The increase in the number of stock subscription warrants issued by allocation to third part is due to correction to the issue price.
   The decrease in the number of stock subscription warrants issued by allocation to third party is due to exercise of rights.

4. Matters related to dividends
(1) Amount of dividends
There is nothing relevant to report.
(2) Of which the base date belongs to this fiscal half year term, the effective date of dividends belongs to next fiscal half year term.
There is nothing relevant to report.

Notes to the consolidated cash flow statement

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
*1 lationship between the balance of cash and cash equivalents and the amount of title particulars on the consolidated half year balance sheet.	*1 lationship between the balance of cash and cash equivalents and the amount of title particulars on the consolidated half year balance sheet.	*1 Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet.
(As of 30th of September 2005) (Thousand yen)	(As of 30th of September 2006) (Thousand yen)	(As of 31st of March 2006) (Thousand yen)
Cash on hand and in banks 717,955	Cash on hand and in banks 1,453,709	Cash on hand and in banks 2,322,578
Cash and cash equivalents 717,955	Cash and cash equivalents 1,453,709	Cash and cash equivalents 2,322,578

Notes to the lease transactions

Since the semiannual reports are disclosed on EDINET, we have omitted its indication.

Notes on securities

Last fiscal half year as of the 30th of September 2005

Securities

1. Securities available for sale with fair value

	Acquisition cost (thousand JPY)	Book value (thousand JPY)	Difference (thousand JPY)
Shares	1,915,798	6,607,650	4,691,852

2. Securities with no market price

	Book value (thousand JPY)
(1) Other stocks and bonds	
Non listed stocks	1,578,580
Amount invested to investment partnership, etc.	1,400,000
Total	2,978,580
(2) Shares and bonds of affiliates	
Shares	31,019
Corporate bonds	300,000
Total	331,019

Current fiscal half year as of the 30th of September 2006
Securities

1. Securities available for sale with fair value

	Acquisition cost (thousand JPY)	Book value (thousand JPY)	Difference (thousand JPY)
Shares	1,306,102	1,030,639	-275,463

2. Securities with no market price

	Book value (thousand JPY)
(1) Other stocks and bonds	
Non listed stocks	2,062,095
Amount invested to investment partnership, etc.	200,000
Total	2,262,095
(2) Shares of affiliates	
Shares	63,640
Total	63,640

Last fiscal year as of the 31st of March 2006
Securities

1. Securities available for sale with fair value

	Acquisition cost (thousand JPY)	Book value (thousand JPY)	Difference (thousand JPY)
Shares	2,020,823	2,405,766	384,943

2. Securities with no market price

	Book value (thousand JPY)
Other stocks and bonds	
Non listed stocks	450,483
Amount invested to investment partnership, etc.	800,000
Non listed bond payable	300,000

Notes on derivative transactions

Last fiscal half year as of the 30th of September 2005

Our company withdrew from all derivative trades with exception of the transactions which applies hedge accounting, so there is nothing relevant to report.

Current fiscal half year as of the 30th of September 2006

Our company withdrew from all derivative trades with exception of the transactions which applies hedge accounting, so there is nothing relevant to report.

Last fiscal year as of the 31st of March 2006

Our company withdrew from all derivative trades with exception of the transactions which applies hedge accounting, so there is nothing relevant to report.

Notes on stock subscription warrants
Current consolidated fiscal half year
(from the 1st of April 2006 until the 30th September 2006)

1. Expense amount and items during this fiscal half year term
Trading costs and general administrative expenses 32,490 thousand yen

2. Content of stock subscription warrants

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants
Date of resolution	March 2, 2005	August 17, 2005	September 4, 2006
Division and number of appointee	Company director 6 Company auditor 3 Company employee 23	Company director 2 Company auditor 1 Company employee 19 Subsidiary director 1 Affiliate director 4 Affiliate employee 68	Company director 3 Company auditor 3 Company employee 28
Type and number of shares granted (Note) 1, 2	1,600,000 Common shares	900,000 Common shares	1,900,000 Common shares
Date of grant	March 2, 2005	Auguest 25, 2005	September 4, 2006
Fixed terms	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.
Target employment term	March 2, 2005 to March 9, 2005	—	September 4, 2006 to September 18, 2006
Right exercise period	March 10, 2005 to March 9, 2010	August 26, 2005 to March 9, 2010	September 19, 2006 to July 6, 2011

(Note)
1. Indication is made after being calculated to number of shares.
2. On April 1, 2005, we performed a share consolidation, combining 10 shares into 1 share.
The number of shares granted as well as exercise price has been adjusted according to the share consolidated.

3. Scale and change in situation of stock subscription warrants
(1) Number of stock subscription warrants (Unit: Share)

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants
Before fixed term	—	—	—
Beginning of term	—	—	—
Grant	—	—	—
Invalidation	—	—	—
Fixed term	—	—	—
Unconfirmed	—	—	—
After fixed term			
Beginning of term	1,210,000	762,000	—
Fixed term	—	—	1,900,000
Exercise of right		4,000	—
Invalidation	40,000	80,000	—
Unconfirmed	1,170,000	678,000	1,900,000

(Note) Indication is made after being calculated to number of shares.

(2) Unit Price (Unit: Share)

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants
Right issue price	260	215	140
Average share price at the time of exercise	163.5	163.5	115.3
Fair evaluation value (Grant date)	(Note)	(Note)	19

(Note)We don't have indication since these stock subscription warrants were granted before the business law.

Segment Information

1. Business segments

Last fiscal half year (From April 1, 2005 To September 30, 2005)

(Thousand JPY)

	Entertainment and contents business	Investment business	Others	Total	Elimination or all companies	Consolidated
Sales						
(1) Sales to customers	69,560	937,949	4,984	1,012,494	—	1,012,494
(2) Internal sales or transfers between segments	—	—	—	—	—	—
Total	69,560	937,949	4,984	1,012,494	—	1,012,494
Operating expenses	216,590	430,985	29,531	677,107	—	677,107
Operating income (loss)	-147,029	506,963	-24,547	335,386	—	335,386

(Note) Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures.

Investment business

Investment in contents funds and companies.

Others

Rental of real estate.

In the past, we have categorized our real estate business as its own category, but as we have reduced the significance of increases or decreases in sales and operating income, starting this consolidated fiscal half year, we are showing it under "Other."

Furthermore, the sales from "Real estate business" included in "Others" for this fiscal half year totaled 4,984 thousand yen, with operating expense of 14,590 thousand yen and operationg loss of 9,606 thousand yen.

Current consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)

(Thousand JPY)

	Entertainment and contents business	Investment business	Leisure business	Others		Total	Elimination or all companies	Consolidated
Sales								
(1) Sales to customers	183,945	822,606	1,124,861	7,794		2,139,208	—	2,139,208
(2) Internal sales or transfers between segments	476	165,000	618	—		166,094	-166,094	—
Total	184,421	987,606	1,125,479	7,794		2,305,302	-166,094	2,139,208
Operating expenses	442,741	759,225	1,180,670	26,531		2,409,169	-174,928	2,234,240
Operating income (loss)	-258,319	228,381	-55,191	-18,736		-103,866	8,833	-95,032

(Notes) Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures.

Investment business

Investment in contents funds and companies.

Leisure business

Operation and managing of theme parks and sports leisure facilities.

*It has been added as our new business segment from this fiscal half year term.

Others

Rental of real estate.

Last consolidated fiscal year (from the 1st of April 2005 until the 31st of March 2006)

(Thousand yen)

	Entertainment and contents business	Investment business	Others	Total	Elimination or all companies	Consolidated
Sales						
(1) Sales to customers	83,797	3,925,601	9,568	4,018,966	—	4,018,966
(2) Internal sales or transfers between segments	—	—	—	—	—	—
Total	83,797	3,925,601	9,568	4,018,966	—	4,018,966
Operating expenses	392,604	2,351,334	88,489	2,832,428	—	2,832,428
Operating income (loss)	-308,807	1,574,266	-78,920	1,186,538	—	1,186,538

(Notes) Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures.

Investment business

Investment in contents funds.

Others

Rental of real estate.

In the past, we have categorized our real estate business as its own category, but as we have reduced the significance of increases or decreases in sales and operating income, starting this consolidated fiscal year, we are showing it under "Other."

Furthermore, the sales from “Real estate business” included in “Others” for this fiscal half year totaled 9,568 thousand yen, with operating expense of 23,394 thousand yen and operationg loss of 13,826 thousand yen.

2. Geographical segments

During the last consolidated fiscal half year (from the 1st of April 2005 until the 30th of September 2005), the current consolidated fiscal half year (from the 1st of April 2006 until the 30th of September 2006), and the last consolidated fiscal year (from the 1st of April 2005 until the 31st of March 2006)

Total amount of sales exceed 90% or more in all segments. Therefore, geographical segment information is omitted here.

3. Oversea sales

Last fiscal half year (From April 1, 2005 To September 30, 2005)

	Great Britain	Total
I. Sales (Thousand Yen)	403,000	403,000
II. Consolidated sales (Thousand Yen)	—	1,012,494
III. Ratio of oversea sales to consolidated sales (%)	39.8	39.8

(Notes)

1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Current consolidated fiscal half year (from the 1st of April 2006 until the 30th September 2006)

Since sale amount is less than the consolidated sale amount, we have abbreviated the listing of sale amount overseas.

Last consolidated fiscal year (from the 1st of April 2005 until the 31st of March 2006)

	Great Britain	Asia	Other	Total
I. Sales (Thousand Yen)	694,983	257,651	2,514	955,149
II. Consolidated sales (Thousand Yen)	—	—	—	4,018,966
III. Ratio of oversea sales to consolidated sales (%)	17.3	6.4	0.1	23.8

(Notes)

1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Per share information

<table>
<tr><th>Last fiscal half year
(From April 1, 2005
To September 30, 2005)</th><th>Current fiscal half year
(From April 1, 2006
To September 30, 2006)</th><th>Last consolidated fiscal year
(from April 1, 2005
To March 31, 2006)</th></tr>
<tr>
<td>Net assets per share 179.14 yen

Net Income per Share 5.72 yen

The added up net profit per share after adjustment of latency is not recorded as there is no dilutive residual security.
As of 1st April 2005, consolidation of 10 shares to 1 share was completed.
Following are the per share information with an assumption the consolidation of shares was done in the beginning of last term:
<table>
<tr><th>Last fiscal half year</th><th>Last fiscal year</th></tr>
<tr><td>Net assets per share
81.39 yen</td><td>Net assets per share
110.44 yen</td></tr>
<tr><td>Net loss per share
20.46 yen</td><td>Net loss per share
17.34 yen</td></tr>
</table>
</td>
<td>Net assets per share 131.30 yen

Net loss per share 25.91 yen

The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal half year.</td>
<td>Net assets per share 157.61 yen

Net Income per Share 10.12 yen

Fully Diluted Net Income per Share 9.86 yen

As of 1st April 2005, consolidation of 10 shares to 1 share was completed.
Following are the per share information with an assumption the consolidation of shares was done in the beginning of last term:

Last fiscal year
Net assets per share 110.44 yen

Net loss per share 17.34 yen

The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal year.</td>
</tr>
</table>

(Note) Basic structure for calculation

1. Net assets per share

	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
Total net asset in fiscal half year balance sheet (Thousand yen)	—	10,524,094	—
Net asset related to common shares (Thousand yen)	—	10,103,240	—
Difference of net asset at the end of fiscal half year term between the total amount of net asset in balance sheet and net asset related to common shares (Thousand yen)	—	420,854	—
Number of outstanding common shares (Shares)	—	77,105,272	—
Number of treasury stock (Shares)	—	159,983	—
Number of common shares used to calculate net asset per share (Shares)	—	76,945,289	—

2. Fiscal half year net income or loss per share and fully diluted net income per share

	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
Net profit per share or net loss per share this period			
Net profit (Thousand yen)	305,576	—	571,997
Recurrent net loss (Thousand yen)	—	1,968,624	—
Amount of non-restored common shares (Thousand yen)	—	—	—
Recurrent net loss related to common shares (Thousand yen)	305,576	—	571,997
Recurrent net loss related to common shares (Thousand yen)	—	1,968,624	—
Average shares of common stock in period (shares)	53,408,822	75,972,406	56,531,858
Fully Diluted Net Income per Share			
Net profit adjustment price (Thousand yen)	—	—	—
Increase in common stock (stock)	—	—	1,505,585
(Number of share warrant)	—	—	(1,505,585)
Outline of residual securities not able to be included in the calculation of recurrent net profit after adjustment for residual securities in order not to have an attenuated effect	1. New share reservation rights (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 16,000 rights, August 17, 2005, 9,000 rights.	1. Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the old Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,700 rights, August 17, 2005, 6,780 rights. 2. Stock subscription warrants issued by third party Portion settled at board of director meetings on December 2, 2005: 1,008 rights. 3. Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 19,000 rights.	1. Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 13,000 rights.

Important events subsequent to the balance sheet day

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
1. Regarding acquisition of a related company At the board of directors meeting held on October 4, 2005, it was voted to acquire M3 Entertainment Corporation as a related company. Summary of company being transferred (1) Trade name: M3 Entertainment Corporation (2) Date of foundation: September 11, 1997 (3) HQ address: 2 -30- 1 Hama-cho, Nihonbashi Chuo-ku, Tokyo (4) Representative President Michihiro Hirata (5) Capital: 20 million JPY (6) Business areas Video sales, Mobile phones and internet business (7) Accounting date September 30 (8) Shareholders Michihiro Hirata (Proportion held: 57.35%) Shinji Mitani (Proportion held: 14.34%) Omega Project Holdings Co., Ltd. (Proportion held: 20.93%) (9) No.of employees: 11 2. Matter of moving (acquisition) a subsidiary At the board of directors meeting held on October 28, 2005, it was voted to subscribe a private placement of Asia Movie Week PTE. LTD., and as of October 28, 2005, it has become a subsidiary of the company. The following shows a short outline of the subsidiary company: (1) Trade name: Asia Movie Week Ptd. Ltd (2) Date of foundation July 13, 2005 (3) HQ address 541 Orchard Road #12-04 Liat Towers Singapore 238881 (4) Representative: Representative Lukas Schwarzacher (5) Capital S$415,010 (6) Business areas Publication of Asian film news magazine, web delivery of	1.Regarding transfer of equity method affiliate As of October 30, 2006 our equity method affiliate Qualitek Electronics Co., Ltd. decided to allocate new shares to a third party at their directors' meeting. This made Qualitek Electronics Co., Ltd. not qualified under our equity method affiliate. (1) Trade name: Qualitek Electronics Co., Ltd. (2) Date of foundation: November 30, 1978 (3) Representative: CEO Wu Tsung Jen (4) Capital: 3,25,300,000 NTD (5)Business areas: Development, manufacture, and sale of telecommunication devices (6) Shareholders: Omega Project Holdings Co., Ltd. (28.47%) Union Holdings Co., Ltd. (12.62%) (7) No. of employees: 450 (8) Trend in performance in recent fiscal year: The sales for term ending 31st December 2005 recorded 1,335 thousand NTD, ordinary loss of 160 thousand NTD, and current net loss of 159 thousand NTD. 2. Regarding influence on our company involving TTG shares assigned to special trading post in JASDAQ On November 13, 2006, TTG Co., Ltd. was assigned to special trading post with possibility in false report on their financial reports from 2002 to 2006. The relation with our company is September 2, 2005 we have allocated new shares to a TTG Co., Ltd.. We have recorded this under loss from valuation of marketable securities for business investment in this fiscal half year report. 3. Regarding acquisition of treasury stock On November 15, 2006 at our directors' meeting, we have decided to acquire treasury stock according to Business Law Article 156. (1) Type of shares: common shares (2) Number of shares: 3,000,000	1. Settlement with Nihonbungeisha Co., Ltd. On May 17, 2006, an amicable settlement was reached in the suit brought against our company in the Tokyo District Court on December 25, 2002 by Nihonbungeisha Co., Ltd. in a dispute over a publishing agreement. 2. Regarding affiliating with Korea Tender Inc. under the equity method At the April 20, 2006 meeting of the board, it was decided to acquire stock in Korea Tender Inc., making it a company subject to the equity method. (1) Trade name: Korea Tender Inc. (2) Date of foundation: April 3, 1997 (3) Representative: Ho-June, Kim (4) Capital: 7,682,228,000 Won (6) Business areas Portal finance service, entertainment service, Venture development business (6) Shareholders: Ho-June Kim (14.1%) Kim Nam Jun (2.31%) Yang Hae Kyoung(2.16%) (7) No.of employees: 122 (8) Trend in performance in recent fiscal year: The sales for term ending 31st December 2005 recorded 5.9 billion won, and both ordinary loss and current net loss were recorded 4.463 billion won.

E-Magazine (7) Accounting date March 31st (8) Shareholders Asia Maude Ireton (10%) Lukas Schwarzach (10%) Omega Project Holdings Co., Ltd. (80%) (9) No. of employees: 2 3. Regarding issuance of stock subscription warrants with commitment line by third party allocation Allocation of new shares to a third party with commitment line was decided as follows at the board of directors meeting held on December 2, 2005. (1) Essential points on stock acquisition rights: (i) Total number of stock subscription warrants: 2,000 shares (ii) Issuing price: 10,000 yen each (iii) Total issuance price of shares 20,000,000 yen (iv) Type and number of shares The type of shares for purpose of stock subscription warrants is common shares in our company. The number of shares that we will issue, or alternately transfer from common shares in our company in our possession ("issuance or transfer of common shares in our company," or simply "issuance/transfer") when these warrants are exercised shall be the number of stock subscription warrants exercised multiplied by 5,000,000 yen, then divided by the exercise price (defined below), rounded down to the nearest whole number. The number of shares for purpose of these stock subscription warrants ("number of allocation shares") shall be the number of shares in question divided by the number of these stock subscription warrants being exercised. (v) Corrections to the issue price After December 20, 2005 if the effective exercise price immediately before the date of correction in question is 1 or more yen greater or less than 90% of the average closing price of common shares in our company in normal trading, rounded down to the nearest yen ("date of correction price"), on the NASDAQ	shares with upper limit (3)Total obtained price: 300 million yen with upper limit (4) schedule for acquisition From November 20, 2006 to the date of Annual Shareholders' Meeting 2007. 4. Regarding depreciation by purchasing of stock subscription warrants with commitmentline We have decided at our directors' meeting held on November 15, 2006 to depreciate the stock subscription warrants allotted to USS Capital Co., Ltd. (Number of shares remaining as of November 15, 2006: 1,008) by purchasing them with the amount 10,000 per share.	

Securities Exchange for three consecutive trading days (but excluding days with no closing price) up to and including the day prior to the effective date of each exercise of these stock subscription warrants ("date of correction"), then the exercise price will be corrected to the exercise price starting from the date of correction in question. After December 20, 2005 if the effective exercise price immediately before the date of correction in question is 1 or more yen greater or less than 90% of the average closing price of common shares in our company in normal trading, rounded down to the nearest yen ("date of correction price"), on the NASDAQ Securities Exchange for three consecutive trading days (but excluding days with no closing price) up to and including the day prior to the effective date of each exercise of these stock subscription warrants ("date of correction"), then the exercise price will be corrected to the exercise price starting from the date of correction in question. Note, however, that if exercise price shall not fall below 160 yen, nor rise above 1,120 yen.

(vi) Amount paid at the exercise of warrants

10,000,000,000 yen

(vii) Issuing price of shares issued due to exercise of warrants

5,000,000 yen per stock

(viii) Total amount of shares issued due to exercise of warrants

10,020,000,000 yen

(ix) Offering date

December 19, 2005

(x) Due date of payment

December 19, 2005

(xi) Exercise claiming period

December 20, 2005 to December 19, 2007

(xii) Allocation parties and number of shares allocated

USS Capital Co., Ltd.

2,000 shares

(Note)

The amount paid at the exercise of warrants, issuing price of shares issued due to exercise of warrants, and total amount of shares issued due to exercise of warrants were calculated according to the first exercise price (320 yen per share).

Doubts on the premise of going concern

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
———		

5. Sales condition

	Last fiscal half year (From April 1, 2005 To September 30, 2005)		Current fiscal half year (From April 1, 2006 To September 30, 2006)		Last fiscal year (From April 1, 2005 To March 31, 2006)	
	Sales	Ratio	Sales	Ratio	Sales	Ratio
	(Thousand yen)	%	(Thousand yen)	%	(Thousand yen)	%
Entertainment and contents business	69,560	6.9	183,945	8.6	83,797	2.1
Investment business	937,949	92.6	822,606	38.4	3,925,601	97.7
Leisure business	—	—	1,124,861	52.6	—	—
Others	4,984	0.5	7,794	0.4	9,568	0.2
Total	1,012,494	100.0	2,139,208	100.0	4,018,966	100.0

(Note)

1. Transactions between segments have been balanced out.
2. The transacted amount does not contain sales tax.

Fiscal half year ended September the 30th 2006
Brief Report Concerning Account Closing (Non-Consolidated)
Company Name: **Omega Project Holdings Co., Ltd.**
Code No. 6819
(URL http://www.omega.co.jp)
Location of Headquarters: Tokyo
Representative: Representative Director, Yoshiaki Kondo
Contact Person: Operating Officer, Management Planning Division, Yutaka Morohashi Tel.: +81-3-5216-6565
Date of fiscal year Board Meeting, the 24th of November 2006
Date of delivery of dividends: Not decided
Existence of a Share Unit System: Existing (One Unit is 100 Shares)

24th of November 2006
Registered Issue
Residential Prefecture of Headquarters: Tokyo

1. Non-consolidated Results of the Fiscal Half Year ended at the 30th of September 2006 (from the 1st of April 2006 until the 30th of September 2006)

(1) Business Results

	Sales		Operating Profit		Ordinary income	
	million JPY	%	million JPY	%	million JPY	%
September 2006	1,006	0.7	53	85.5	145	-51.1
September 2005	999	41.7	367	—	298	—
March 2006	3,984	192.7	1,286	—	1,245	—

	Net loss		Fiscal half year net income or loss per share	
	million JPY	%	Yen	Sen
September 2006	-1,893	—	-24	93
September 2005	314	—	5	88
March 2006	665	—	11	77

(Notes)	1. Average of Outstanding Shares: September 2006 / 75,972,406 shares; September 2005 / 53,408,822 shares ; March 2006/ 56,531,858 shares
	2. Change of Accounting Method: None
	3. Percentages of Sales, Operating Profit, Ordinary Profit and Net Income present the ratio of increase/decrease in comparison to the previous fiscal half year.

(2) Status of Finances

	Total Assets	Net Asset	Ratio of self-funding	Net assets per share	
	million JPY	million JPY	%	Yen	
September 2006	11,437	10,298	89.7	133	29
September 2005	12,324	9,785	79.4	179	23
March 2006	11,545	10,924	94.6	158	79

(Notes)	1. Number of Outstanding Shares at the end of the term: September 2006 / 76,945,289shares; September 2005 / 54,597,800 shares; March 2006 / 68,796,113 shares
	2. Number of Treasury Stock: September 2006 / 159,983 shares; September 2005 / 159,983 shares; March 2006 / 159,983 shares

2. Forecast of the Non-Consolidated Results for the Fiscal year ending at March 31, 2007 (from the 1st of April 2006 until the 31st of March 2006)

	Sales	Ordinary income	Net Income
	million JPY	million JPY	million JPY
Per year	2,190	520	-1,530

(Reference) Projected Net Income per Share (per year): -19JPY 88Sen

Cash Dividends	Dividends per share (yen)					
	End of First Quarter	End of Second Quarter	End of Third Quarter	End of the Year	Others	Annual
Month Year					Existing	
Month Year (actual performance)			—	—	Existing	
Month Year (forecast)	—	—			Existing	

(Notes)	Fiscal half year dividends	Commemorative dividend	Yen Sen	Extraordinary Dividend	Yen Sen
	Others referenced in attached file				

*The figures listed in the above chart were based on the information obtained at this moment, and they include indeterminateness. Therefore, the actual figures may be different from these figures due to various reasons.

6. Interim Financial Statement

Interim Financial Statement

(1) Interim Balance Sheet

Division	Notes	Previous fiscal half year (30 September 2005) Amount (Thousands of JPY)		Ratio (%)	Current fiscal half year (30 September 2006) Amount (Thousands of JPY)		Ratio (%)	Previous fiscal year (31 March 2006) Amount (Thousands of JPY)		Ratio (%)
(Assets)										
I. Available assets										
1. Cash on hand and in banks		654,791			1,272,230			2,257,927		
2. Accounts receivable trade		117,375			148,128			260,796		
3. Securities held in trade account		—			636,841			—		
4. Business investment account security	*4	9,239,970			3,211,904			3,535,150		
5. Inventories		15,977			363,629			7,497		
6. Advance payments		340,500			788,041			851,542		
7. Short term loans receivable		354,820			3,356,396			2,476,138		
8. Accounts due		40,079			145,805			822,613		
9. Other	*3	117,857			286,010			143,342		
Allowance for doubtful accounts		-35,489			-125,970			-125,970		
Total current assets			10,845,886	88.0		10,083,017	88.2		10,229,039	88.6
II. Fixed assets										
1. Tangible fixed assets	*1									
(1) Buildings		2,712			3,543			2,440		
(2) Tools, furniture and fixtures		537			2,439			463		
(3) Automotive equipment		—			1,665			2,531		
Total		3,249		0.0	7,648		0.1	5,435		0.1
2. Intangible fixed assets		103,355		0.9	1,950		0.0	1,950		0.0
3. Investments and other assets										
(1) Investment securities	*4	286,971			14,282			56,421		
(2) Shares of affiliates		486,660			558,766			742,806		
(3) Bonds of affiliates		321,921			340,500			340,500		
(4) Long term loans receivable		621,444			406,967			193,030		
(5) Long term operation receivable		347,059			133,059			133,059		
(6) Other		138,661			186,575			138,361		
Allowance for doubtful accounts		-830,752			-295,553			-295,353		
Total		1,371,966		11.1	1,344,598		11.7	1,308,826		11.3
Total fixed assets			1,478,571	12.0		1,354,197	11.8		1,316,211	11.4
Total assets			12,324,457	100.0		11,437,214	100.0		11,545,251	100.0

Division	Notes	Previous fiscal half year (30 September 2005) Amount (Thousands of JPY)		Ratio (%)	Current fiscal half year (30 September 2006) Amount (Thousands of JPY)		Ratio (%)	Previous fiscal year (31 March 2006) Amount (Thousands of JPY)		Ratio (%)
(Liabilities)										
I. Circulating liabilities										
1. Accounts payable trade		76,778			68,792			68,531		
2. Short term borrowings		402,000			—			—		
3. Accounts payable		50,410			928,341			245,755		
4. Share options		—			—			13,530		
5. Accrued taxes on income		10,799			14,054			21,183		
6. Deferred tax liability		1,854,304			—			155,933		
7. Reserve funds for losses in litigation		22,800			30,000			22,800		
8. Other		34,165			62,206			60,487		
Total current liabilities			2,451,257	19.9		1,103,394	9.7		588,221	5.1
II. Fixed liabilities										
1. Estimated retirement allowance		5,847			9,303			6,886		
2. Director's retirement allowance		19,910			24,240			21,860		
3. Deferred tax liability		54,810			—			699		
4. Other		7,284			1,964			3,396		
Total fixed liabilities			87,851	0.7		35,507	0.3		32,843	0.3
Total liabilities			2,539,109	20.6		1,138,901	10.0		621,064	5.4
(Shareholders Equity)										
I. Capital stock			1,694,586	13.8		—	—		3,371,405	29.2
II. Additional paid-in capital										
1. Legal capital surplus		1,974,442			—			3,639,666		
2. Other capital surplus		3,055,743			—			3,055,743		
Total capital surplus			5,030,185	40.8		—	—		6,695,409	58.0
III. Retained earnings										
1. Indisposed accumulated profit at the end of this fiscal half year		314,245			—			665,467		
Total earned surplus			314,245	2.5		—	—		665,467	5.7
IV. Unrealized revaluation loss on other investment securities			2,782,737	22.6		—	—		228,309	2.0
V. Treasury stock			-36,405	-0.3		—	—		-36,405	-0.3
Total shareholders' Equity			9,785,348	79.4		—	—		10,924,186	94.6
Total liabilities and shareholders' equity			12,324,457	100.0		—	—		11,545,251	100.0

		Previous fiscal half year (30 September 2005)			Current fiscal half year (30 September 2006)			Previous fiscal year (31 March 2006)		
Division	Notes	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)
(Net Assets)										
I. Shareholders' Equity										
1. Capital stock			—	—		4,239,467	37.0		—	—
2. Additional paid-in capital										
(1) Legal capital surplus		—			4,500,912			—		
(2) Other capital surplus		—			3,055,743			—		
Total capital surplus			—	—		7,556,656	66.1		—	—
3. Retained earnings										
(1) Retained earnings										
Carry-over retained earnings		—			-1,228,511			—		
Total earned surplus			—	—		-1,228,511	-10.7		—	—
4. Treasury stock			—	—		-36,405	-0.3		—	—
Total shareholders' Equity			—	—		10,531,206	92.1		—	—
II. Variance of Estimate										
1. Unrealized revaluation loss on other investment securities		—			-275,463			—		
Total Variance of Estimate			—	—		-275,463	-2.4		—	—
III. Share options			—	—		42,570	0.3		—	—
Total net assets			—	—		10,298,312	90.0		—	—
Total liabilities and net assets			—	—		11,437,214	100.0		—	—

(2) Income and Loss Statement

Division	Notes	Last fiscal half year (From April 1, 2005 To September 30, 2005) Amount (Thousands of JPY)		Ratio (%)	Current fiscal half year (From April 1, 2006 To September 30, 2006) Amount (Thousands of JPY)		Ratio (%)	Last fiscal year (from April 1, 2005 To March 31, 2006) Amount (Thousands of JPY)		Ratio (%)
I. Sales			999,280	100.0		1,006,448	100.0		3,984,596	100.0
II. Sales costs			348,925	34.9		641,359	63.7		1,776,065	44.6
Gross profit (loss) on sales			650,355	65.1		365,089	36.3		2,208,531	55.4
III. Trading costs and general administrative expenses	*1		283,262	28.4		311,986	31.0		922,231	23.1
Operating income (loss)			367,092	36.7		53,102	5.3		1,286,299	32.3
IV. Non-Operating Income										
1. Interest income		18,088			82,318			74,910		
2. Other		3,543			41,214			15,210		
Total			21,632	2.2		123,532	12.3		90,121	2.3
V. Non-Operating Expenses										
1. Interest expense		5,342			—			15,824		
2. Loss on insurance surrender		57,552			—			57,552		
3. New stock issuance expense amortization		27,792			—			37,557		
4. Stock delivery fee		—			5,466			—		
5. Other		—			25,357			19,737		
Total			90,687	9.1		30,823	3.1		130,672	3.3
Ordinary income			298,037	29.8		145,811	14.5		1,245,748	31.3
VI. Extraordinary income	*2		109,083	10.9		4,463	0.4		715,162	17.9
VII. Extraordinary losses	*3		92,270	9.2		2,041,027	202.8		1,294,232	32.5
Pretax net profit (loss)			314,850	31.5		-1,890,752	-187.9		666,678	16.7
Corporation, resident and business taxes			605	0.1		3,226	0.3		1,210	0.0
Net profit (loss)			314,245	31.4		-1,893,979	-188.2		665,467	16.7
Indisposed accumulated profit at the beginning of the term			—			—			—	
Indisposed accumulated profit at the end of this fiscal half year			314,245			—			665,467	

(3) Statement of Capital Stock Variation

Current fiscal half year (From April 1, 2006 To September 30, 2006)

	Shareholders' Equity			
	Capital stock	Additional paid-in capital		
		Legal capital surplus	Other capital surplus	Total capital surplus
Balance as of March 31, 2006 (Thousand Yen)	3,371,405	3,639,666	3,055,743	6,695,409
Variation during this fiscal half year				
Issuance of new share	868,062	861,246	—	861,246
Net Income	—	—	—	—
Variation during this fiscal half year other than shareholders' equity (Net Value)	—	—	—	—
Total variation during this fiscal half year (Thousand Yen)	868,062	861,246	—	861,246
Balance as of September 30, 2006 (Thousand Yen)	4,239,467	4,500,912	3,055,743	7,556,656

	Shareholders' Equity			
	Retained earnings		Treasury stock	Total shareholders' Equity
	Retained earnings	Total earned surplus		
	Carry-over retained earnings			
Balance as of March 31, 2006 (Thousand Yen)	665,467	665,467	-36,405	10,695,876
Variation during this fiscal half year				
Issuance of new share	—	—	—	1,729,308
Net Income	-1,893,979	-1,893,979	—	-1,893,979
Variation during this fiscal half year other than shareholders' equity (Net Value)	—	—	—	—
Total variation during this fiscal half year (Thousand Yen)	-1,893,979	-1,893,979	—	-164,670
Balance as of September 30, 2006 (Thousand Yen)	-1,228,511	-1,228,511	-36,405	10,531,206

	Variance of Estimate		Share options	Total net assets
	Unrealized revaluation loss on other investment securities	Total Variance of Estimate		
Balance as of March 31, 2006 (Thousand Yen)	228,309	228,309	13,530	10,937,716
Variation during this fiscal half year				
Issuance of new share	—	—	—	1,729,308
Net Income	—	—	—	-1,893,979
Variation during this fiscal half year other than shareholders' equity (Net Value)	-503,773	-503,773	29,040	-474,733
Total variation during this fiscal half year (Thousand Yen)	-503,773	-503,773	29,040	-639,404
Balance as of September 30, 2006 (Thousand Yen)	-275,463	-275,463	42,570	10,298,312

Basics concerning the preparation method of the fiscal half year financial statement

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
1. Standards and methods for the valuation of major assets	(1) Securities Shares of subsidiary companies and affiliates: Moving average method. —————— Other stocks and bonds Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal half year. (Both unrealized gains and losses are included as a component of shareholders' equity; cost is mainly determined using the moving average cost) Securities with no market price: Moving average method.	(1) Securities Shares of subsidiary companies and affiliates: same as last year Sale purpose securities Market value method (Cost of products sold are calculated according to moving-average method) Other stocks and bonds Securities available for sale with fair value: same as last year Securities with no market price: same as last year	(1) Securities Shares of subsidiary companies and affiliates: same as last year —————— Other stocks and bonds Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders' equity; cost is mainly determined using the moving average cost) Securities with no market price: same as last year
	(2) Inventories For goods-in-process and film distribution rights etc. For goods, products, raw materials and supplies, the moving average method is applied. However, in regard to film distribution rights amortized using a serial method within 12 repayment months from point in time when provided for business.	(2) Inventories For goods-in-process and film distribution rights, and TV broadcasting rights etc. For goods, products, raw materials and supplies, the moving average method is applied. However, in regard to film distribution rights amortized using a serial method within 12 repayment months from point in time when provided for business. Also, TV broadcasting rights are written off using equal installment method according to the term of each right.	(2) Inventories For works in process, land for sale, film distribution rights, the identified original cost method is applied. For goods, products, raw materials and supplies, the moving average method is applied. Depreciated over a 12-month depreciation period from the time they are provided for business based on the sum of the year's digit method using the specific cost method.
	(3) Derivatives Market value method	(3) Derivatives same as last year	(3) Derivatives same as last year
2. Methods for depreciation of depreciable assets	(1) Tangible fixed assets: Declining balance method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 15 years Machinery and equipment: 2 to 20 years (2) Intangible fixed assets Straight-line method Further software for company use is depreciated using the straight-line method over its period of available use within the company (3-5 years).	(1) Tangible fixed assets: Declining balance method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 18 years Machinery and equipment: 2 to 20 years Automotive equipment: 2 years (2) Intangible fixed assets same as last year	(1) Tangible fixed assets: Declining balance method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 15 years Machinery and equipment: 2 to 20 years Automotive equipment: 2 years (2) Intangible fixed assets same as last year

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
3. Reserve calculation standards	(1) Reserve for doubtful accounts In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts. (2) Accrued pension cost For the severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value plan assets as of the current period end. (3) Reserve for directors' retirement allowances Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities. (4) Reserve for loss from litigation To prepare for the reserve for loss from litigation the expected loss is added up.	(1) Reserve for doubtful accounts same as last year (2) Accrued pension cost same as last year (3) Reserve for directors' retirement allowances same as last year (4) Reserve for loss from litigation same as last year	(1) Reserve for doubtful accounts same as last year (2) Accrued pension cost For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end. (3) Reserve for directors' retirement allowances Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities. (4) Reserve for loss from litigation same as last year
4. Recording methods for profit and cost	In the gross sales of the investments in securities for investment for operation, the dividends received and receipt interest are appropriated in the investments in securities, sale securities book value, commissions paid and paper loss etc are appropriated in the same cost of goods sold.	In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss. In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale.	same as last year

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
5. Accounting methods for lease transactions	Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.	same as last year	same as last year
6. Important hedge accounting method	(i) Important method for financial hedge accounting The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized. (ii) Hedging instrument and hedge objective Hedging instrument: Swap on interest; Hedge objective: Debt loan (iii) Hedging method In order to hedge interest volatility risk, we use derivatives transactions only when necessary. (iv) Effective evaluation method of hedging From the start of hedging and determination period of effectiveness, we compare the accumulating total of hedge objective and hedging instrument fluctuation rate, and use the difference as the judging base.	same as last year	same as last year
7. Other significant items in preparation of the financial statement	(i) The consumption tax is excluded from the figures. (ii) Accounting treatment for] marketable securities for business investment Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition	(i) Accounting methods taxes same as last year (ii) Accounting treatment for marketable securities for business investment same as last year	(i) Accounting methods taxes same as last year (ii) Accounting treatment for marketable securities for business investment same as last year

	of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.		

Change of Accounting Method:

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
(Accounting method on impairment of loss on fixed assets) Starting this term, the company is applying the "Accounting method for impairment of loss on fixed assets." There is no influence on the balance sheet.	(Accounting method on indication of net assets in balance sheet) Starting this year, the company is applying the "Accounting method on indication of net assets in balance sheet." There is no influence on the balance sheet. Furthermore, the amount relevant to the traditional "Asset" section totaled to 10,255,742 thousand yen. Due to revision of regulation in financial statement, this fiscal half year financial statement has been made according to the revised regulations. (Accounting method on stock subscription) Starting this year, the company is applying the "Accounting method on stock subscription." As a result, the sales profit and ordinary profit decreased by 32,490 thousand yen, and pretax net loss increased by 32,490 thousand yen.	(Accounting method on impairment of loss on fixed assets) Starting this term, the company is applying the "Accounting method for impairment of loss on fixed assets." There is no influence on the balance sheet.

Notes

Interim Balance Sheet

Item	Previous fiscal half year (30 September 2005)	Current fiscal half year (30 September 2006)	Last fiscal year (31 March 2006)
*1. Accumulated depreciation of tangible fixed assets	3,758 thousand yen	5,652 thousand yen	4,430 thousand yen
2. Contingent liabilities	The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. Borrowed indebtedness: 160,200 thousand yen	The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. Borrowed indebtedness: 194,670 thousand yen	The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. Borrowed indebtedness: 194,670 thousand yen
*3. Accounting methods taxes	Because tax suspense payable and tax suspense receipt are being balanced our and there are little influence financially, we have included them under "Others" in available assets.	same as last year	———
*4. Consumption lease agreement of investment securities	"Investment account security for sale" includes 2,290,200,000 JPY from lease agreement loans.	———	Marketable securities for business investment include 957,000,000 yen in marketable securities on loan via loan agreements.

Notes to the income statement

(Thousand JPY)

Item	Last fiscal half year (From April 1, 2005 To September 30, 2005)		Current fiscal half year (From April 1, 2006 To September 30, 2006)		Last fiscal year (From 1st of April 2005 To the 31st of March 2006)	
*1. Depreciation cost	Tangible fixed assets	373	Tangible fixed assets	1,328	Tangible fixed assets	1,045
	Intangible fixed assets	16,390			Intangible fixed assets	19,121
	Total	16,763			Total	20,166
*2. Important extraordinary profit	Reversal of reserve funds for losses in litigation	37,200	Profit on sales of investment securities	4,463	Reversal of bad debt reserve	480,609
	Reversal of bad debt reserve	35,691			Profit on sales of investment securities	161,161
	Profit on debt forgiveness	21,846				
*3. Important extraordinary loss	Valuation loss on investment securities	58,513	Loss from valuation of marketable securities for business investment	1,860,840	Loss from valuation of marketable securities for business investment	700,000
	Loss on sales of investment securities	22,136	Profit on sales of affiliate's securities	170,000	Loss from transfer of receivables	509,013

Notes to statement of capital stock variation

Current fiscal half year (From April 1, 2006 To September 30, 2006)

1. Matters related to treasury stock

Type of share	Last fiscal year	Increase	Decrease	Current fiscal half year
Common share (Thousand share)	159	—	—	159

Notes to the lease transactions

Since the semiannual reports are disclosed on EDINET, we have omitted its indication.

Concerning securities

There is nothing relevant to report to regarding market prince for subsidiary companies and affiliates in the last fiscal half year as of the 30 September 2005.

Current fiscal half year as of the 30th of September 2006
Subsidiaries companies and affiliates with market price

(Thousand JPY)

Division	Book value	Market price	Difference
(1) Shares of subsidiaries	—	—	—
(2) Shares of affiliates	230,790	151,968	78,821
Total	230,790	151,968	78,821

Last fiscal year as of the 31st of March 2006
Subsidiaries companies and affiliates with market price

(Thousand JPY)

Division	Book value	Market price	Difference
(1) Shares of subsidiaries	—	—	—
(2) Shares of affiliates	230,790	296,508	65,718
Total	230,790	296,508	65,718

Per share information

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
Net assets per share 179.23 yen Net Income per Share 5.88 yen The added up net profit per share after adjustment of latency is not recorded as there is no dilutive residual security. As of 1st April 2005, consolidation of 10 shares to 1 share was completed. Following are the per share information with an assumption the consolidation of shares was done in the beginning of last term: Last fiscal half year: Net assets per share 81.39 yen; Net loss per share 20.46 yen Last fiscal year: Net assets per share 110.63 yen; Net loss per share 17.32 yen	Net assets per share 133.29 yen Net loss per share 24.93 yen The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal half year.	Net assets per share 158.79 yen Net Income per Share 11.77 yen Fully Diluted Net Income per Share 11.47 yen As of 1st April 2005, consolidation of 10 shares to 1 share was completed. Following are the per share information with an assumption the consolidation of shares was done in the beginning of last term: Last fiscal year Net assets per share 110.63 yen Net loss per share 17.32 yen The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal year.

(Note) Basic structure for calculation

1. Net assets per share

	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
Total net asset in fiscal half year balance sheet (Thousand yen)	—	10,298,312	—
Net asset related to common shares (Thousand yen)	—	10,255,742	—
Difference of net asset at the end of fiscal half year term between the total amount of net asset in balance sheet and net asset related to common shares (Thousand yen)	—	42,570	—
Number of outstanding common shares (Shares)	—	77,105,272	—
Number of treasury stock (Shares)	—	159,983	—
Number of common shares used to calculate net asset per share (Shares)	—	76,945,289	—

2. Fiscal half year net income or loss per share, net loss per share, and fully diluted net income per share

	Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
Net profit per share or net loss per share this period			
Net profit (thousand yen)	314,245	—	665,467
Recurrent net loss (thousand yen)	—	1,893,979	—
Amount of non-restored common shareholders (thousand yen)	—	—	—
Recurrent net loss related to common shares (thousand yen)	314,245	—	665,467
Recurrent net loss related to common shares (thousand yen)	—	1,893,979	—
Average shares of common stock in period (shares)	53,408,822	75,972,406	56,531,858
Fully diluted net income per share			
Net profit adjustment price (thousand yen)	—	—	—
Increase in common stock (stock)	—	—	1,505,585
(Number of share warrant)	—	—	(1,505,585)
Outline of residual securities not able to be included in the calculation of recurrent net profit after adjustment for residual securities in order not to have an attenuated effect	(1) New share reservation rights (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 16,000 rights, August 17, 2005, 9,000 rights.	(1) Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,700 rights, August 17, 2005, 6,780 rights. (2) Stock subscription warrants issued by third party Portion settled at board of director meetings on December 2, 2005: 1,008 rights. 3. Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 19,000 rights.	(1) Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 13,000 rights.

Important events subsequent to the balance sheet day

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last fiscal year (From 1st of April 2005 To the 31st of March 2006)
1. Regarding acquisition of a related company At the board of directors meeting held on October 4, 2005, it was voted to acquire M3 Entertainment Corporation as a related company. Summary of company being transferred (1) Trade name: M3 Entertainment Corporation (2) Date of foundation: September 11, 1997 (3) HQ address: 2 -30- 1 Hama-cho, Nihonbashi Chuo-ku, Tokyo (4) Representative President Michihiro Hirata (5) Capital: 20 million JPY (6) Business areas Video sales, Mobile phones and internet business (7) Accounting date September 30 (8) Shareholders Michihiro Hirata (Proportion held: 57.35%) Shinji Mitani (Proportion held: 14.34%) Omega Project Holdings Co., Ltd. (Proportion held: 20.93%) (9) No.of employees: 11 2. Matter of moving (acquisition) a subsidiary At the board of directors meeting held on October 28, 2005, it was voted to subscribe a private placement of Asia Movie Week PTE. LTD., and as of October 28, 2005, it has become a subsidiary of the company. The following shows a short outline of the subsidiary company: (1) Trade name: Asia Movie Week Ptd. Ltd (2) Date of foundation July 13, 2005 (3) HQ address 541 Orchard Road #12-04 Liat Towers Singapore 238881 (4) Representative: Representative Lukas Schwarzacher (5) Capital S$415,010 (6) Business areas Publication of Asian film news magazine, web delivery of	1.Regarding transfer of equity method affiliate As of October 30, 2006 our equity method affiliate Qualitek Electronics Co., Ltd. decided to allocate new shares to a third party at their directors' meeting. This made Qualitek Electronics Co., Ltd. not qualified under our equity method affiliate. (1) Trade name: Qualitek Electronics Co., Ltd. (2) Date of foundation: November 30, 1978 (3) Representative: CEO Wu Tsung Jen (4) Capital: 3,25,300,000 NTD (5)Business areas: Development, manufacture, and sale of telecommunication devices (6) Shareholders: Omega Project Holdings Co., Ltd. (28.47%) Union Holdings Co., Ltd. (12.62%) (7) No. of employees: 450 (8) Trend in performance in recent fiscal year: The sales for term ending 31st December 2005 recorded 1,335 thousand NTD, ordinary loss of 160 thousand NTD, and current net loss of 159 thousand NTD. 2. Regarding influence on our company involving TTG shares assigned to special trading post in JASDAQ On November 13, 2006, TTG Co., Ltd. was assigned to special trading post with possibility in false report on their financial reports from 2002 to 2006. The relation with our company is September 2, 2005 we have allocated new shares to a TTG Co., Ltd.. We have recorded this under loss from valuation of marketable securities for business investment in this fiscal half year report. 3. Regarding acquisition of treasury stock On November 15, 2006 at our directors' meeting, we have decided to acquire treasury stock according to Business Law Article 156. (1) Type of shares: common shares (2) Number of shares: 3,000,000	1. Settlement with Nihonbungeisha Co., Ltd. On May 17, 2006, an amicable settlement was reached in the suit brought against our company in the Tokyo District Court on December 25, 2002 by Nihonbungeisha Co., Ltd. in a dispute over a publishing agreement. 2. Regarding affiliating with Korea Tender Inc. under the equity method At the April 20, 2006 meeting of the board, it was decided to acquire stock in Korea Tender Inc., making it a company subject to the equity method. (1) Trade name: Korea Tender Inc. (2) Date of foundation: April 3, 1997 (3) Representative: Ho-June, Kim (4) Capital: 7,682,228,000 Won (6) Business areas Portal finance service, entertainment service, Venture development business (6) Shareholders: Ho-June Kim (14.1%) Kim Nam Jun (2.31%) Yang Hae Kyoung(2.16%) (7) No.of employees: 122 (8) Trend in performance in recent fiscal year: The sales for term ending 31st December 2005 recorded 5.9 billion won, and both ordinary loss and current net loss were recorded 4.463 billion won.

E-Magazine (7) Accounting date March 31st (8) Shareholders Asia Maude Ireton (10%) Lukas Schwarzach (10%) Omega Project Holdings Co., Ltd. (80%) (9) No. of employees: 2 3. Regarding issuance of stock subscription warrants with commitment line by third party allocation Allocation of new shares to a third party with commitment line was decided as follows at the board of directors meeting held on December 2, 2005. (1) Essential points on stock acquisition rights: (i) Total number of stock subscription warrants: 2,000 shares (ii) Issuing price: 10,000 yen each (iii) Total issuance price of shares 20,000,000 yen (iv) Type and number of shares The type of shares for purpose of stock subscription warrants is common shares in our company. The number of shares that we will issue, or alternately transfer from common shares in our company in our possession ("issuance or transfer of common shares in our company," or simply "issuance/transfer") when these warrants are exercised shall be the number of stock subscription warrants exercised multiplied by 5,000,000 yen, then divided by the exercise price (defined below), rounded down to the nearest whole number. The number of shares for purpose of these stock subscription warrants ("number of allocation shares") shall be the number of shares in question divided by the number of these stock subscription warrants being exercised. (v) Corrections to the issue price After December 20, 2005 if the effective exercise price immediately before the date of correction in question is 1 or more yen greater or less than 90% of the average closing price of common shares in our company in normal trading, rounded down to the nearest yen ("date of correction price"), on the NASDAQ	shares with upper limit (3)Total obtained price: 300 million yen with upper limit (4) schedule for acquisition From November 20, 2006 to the date of Annual Shareholders' Meeting 2007. 4. Regarding depreciation by purchasing of stock subscription warrants with commitmentline We have decided at our directors' meeting held on November 15, 2006 to depreciate the stock subscription warrants allotted to USS Capital Co., Ltd. (Number of shares remaining as of November 15, 2006: 1,008) by purchasing them with the amount 10,000 per share.	

Securities Exchange for three consecutive trading days (but excluding days with no closing price) up to and including the day prior to the effective date of each exercise of these stock subscription warrants ("date of correction"), then the exercise price will be corrected to the exercise price starting from the date of correction in question. After December 20, 2005 if the effective exercise price immediately before the date of correction in question is 1 or more yen greater or less than 90% of the average closing price of common shares in our company in normal trading, rounded down to the nearest yen ("date of correction price"), on the NASDAQ Securities Exchange for three consecutive trading days (but excluding days with no closing price) up to and including the day prior to the effective date of each exercise of these stock subscription warrants ("date of correction"), then the exercise price will be corrected to the exercise price starting from the date of correction in question. Note, however, that if exercise price shall not fall below 160 yen, nor rise above 1,120 yen. (vi) Amount paid at the exercise of warrants 10,000,000,000 yen (vii) Issuing price of shares issued due to exercise of warrants 5,000,000 yen per stock (viii) Total amount of shares issued due to exercise of warrants 10,020,000,000 yen (ix) Offering date December 19, 2005 (x) Due date of payment December 19, 2005 (xi) Exercise claiming period December 20, 2005 to December 19, 2007 (xii) Allocation parties and number of shares allocated USS Capital Co., Ltd. 2,000 shares (Note) The amount paid at the exercise of warrants, issuing price of shares issued due to exercise of warrants, and total amount of shares issued due to exercise of warrants were calculated according to the first exercise price (320 yen per share).		

Doubts on the premise of going concern

Last fiscal half year (From April 1, 2005 To September 30, 2005)	Current fiscal half year (From April 1, 2006 To September 30, 2006)	Last consolidated fiscal year (from April 1, 2005 To March 31, 2006)
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